                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-116155
                                                Registration No. 333-96369



PROSPECTUS

                                6,282,816 SHARES

                           METRETEK TECHNOLOGIES, INC.

                                  COMMON STOCK

      This prospectus relates to the offer and sale from time to time of up to 6,282,816 shares of our common stock or interests therein by the selling securityholders identified in this prospectus, consisting of 4,028,584 shares that are issued and outstanding and 2,254,232 shares that are issuable upon the exercise of issued and outstanding warrants.

      The selling securityholders may from time to time offer, sell or otherwise dispose of the shares offered under this prospectus in a number of different ways and at varying prices. We provide more information about how the selling securityholders may sell the shares in the section entitled "Plan of Distribution" beginning on page 31.

      We will not receive any proceeds from the sale of the shares by the selling securityholders, but if any of the warrants are exercised in cash, we will receive the proceeds from the payment of the exercise price. We will pay all expenses of the registration of the shares, and the selling securityholders will pay any broker-dealer or underwriter fees, discounts or commissions and other selling expenses of the shares.

      Our common stock is traded on the OTC Bulletin Board under the symbol "MTEK". On April 27, 2005, the last sale price of our common stock as reported on the OTC Bulletin Board was $2.63 per share.

      A copy of our Annual Report on Form 10-K for the year ended December 31, 2004 accompanies this prospectus.

      INVESTING IN OUR COMMON STOCK INVOLVES A NUMBER OF SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS APRIL 28, 2005

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                                TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
Prospectus Summary....................................................   3
Risk Factors..........................................................   5
Special Note Regarding Forward-Looking Statements.....................  22
Use of Proceeds.......................................................  23
Selling Securityholders...............................................  23
Plan of Distribution..................................................  31
Description of Capital Stock..........................................  33
Legal Matters.........................................................  39
Experts...............................................................  39
Where You Can Find More Information...................................  40

You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor the selling securityholders have authorized anyone to provide you with information that is different. The selling securityholders are not making an offer to sell and are not soliciting an offer to buy our common stock in any jurisdiction where offers or sales are not permitted. The information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares. The phrase "this prospectus" refers to this prospectus along with any applicable prospectus supplements, unless the context requires otherwise.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge upon written or oral request. See "Where You Can Find More Information."

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                               PROSPECTUS SUMMARY

      The summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in the securities offered in this prospectus. You should read this summary together with the more detailed information, including our consolidated financial statements and the related notes, appearing elsewhere in this prospectus or incorporated by reference in this prospectus. You should carefully consider, among other things, the matters discussed in "Risk Factors." Before you make your investment decision, you should carefully read our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which is being delivered with this prospectus.

                           METRETEK TECHNOLOGIES, INC.

BACKGROUND

      Through our subsidiaries, we are a diversified provider of energy technology measurement products, services and data management systems to industrial and commercial users and suppliers of natural gas and electricity. We currently conduct our operations through three subsidiaries:

      - Southern Flow Companies, Inc., based in Lafayette, Louisiana, which provides a wide variety of natural gas measurement services principally to producers and operators of natural gas production facilities.

      - PowerSecure, Inc., based in Wake Forest, North Carolina, which designs, engineers, sells and manages distributed generation systems marketed primarily to industrial and commercial users of electricity.

      - Metretek, Incorporated, which we refer to as Metretek Florida, based in Melbourne, Florida, which provides data collection, telemetry and other types of machine-to-machine connectivity solutions for applications such as automatic meter reading cathodic protection and other types of remote monitoring and collection applications.

      Until recently, Metretek Florida had also provided contract manufacturing services through its subsidiary, Metretek Contract Manufacturing Company, Inc. These contract manufacturing services were discontinued during 2004, and Metretek Florida's contract manufacturing business and most of its contract manufacturing assets were sold to InstruTech Florida, LLC on December 30, 2004.

      In addition to these subsidiaries, Marcum Gas Transmission, Inc., a subsidiary of ours based in Denver, Colorado, owns an approximate 26% economic interest in an unconsolidated business, Marcum Midstream 1995-2 Business Trust, which we refer to as MM 1995-2. MM 1995-2 operates four production water disposal facilities located in northeastern Colorado.

      In this prospectus, references to "Metretek", "company", "we", "us" and "our" refer to Metretek Technologies, Inc. together with its subsidiaries, unless we state otherwise or the context indicates otherwise.

      We were incorporated in Delaware on April 5, 1991 under the name "Marcum Natural Gas Services, Inc.," and we changed our name in June 1999 to "Metretek Technologies, Inc." Our principal executive offices are located at 303 East Seventeenth Avenue, Suite 660, Denver, Colorado 80203, and our telephone number at those offices is (303) 785-8080. Our Internet website address is www.metretrek.com. Information contained on our website is not incorporated into this prospectus.

BUSINESS STRATEGY

      Our business strategy is to position ourself as an integrated provider of data management products, services and systems that enhance the availability of management information and services primarily to suppliers and users of energy. While our products, services and systems have historically been aimed primarily at the natural gas industry, we are focusing more of our current and future products, services and systems to other segments of the energy industry, especially the electricity industry, as well as to other industries that require data management services. The energy industry continues to experience fundamental regulatory and structural changes and significant new trends.

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Our strategy is to acquire, develop, operate and expand businesses that are positioned to take advantage of these changes and trends.

      In implementing our business strategy, we have acquired or formed the following important businesses:

      - In 1993, we acquired substantially all of the assets of the Southern Flow Companies division of Weatherford International Incorporated.

      -     In 1994, we acquired Metretek Florida.

      - In 1998, we acquired the electronic corrector business from American Meter Company to further expand the product and service offerings of Metretek Florida.

      - In 2000, we formed PowerSecure to develop and operate our distributed generation business.

      - In 2001, we acquired a process control and switchgear design and manufacturing firm as part of PowerSecure's growth strategy.

      - In 2003, we commenced the development of the cellular network interface and InvisiConnect(TM) series of products, which are machine-to-machine connection solutions for wireless network technology, to enhance the product, service and technology offerings of Metretek Florida.

      - In 2004, we significantly increased our economic interest in MM 1995-2 and we acquired the minority interest in PowerSecure.

      While we regularly engage in discussions relating to potential acquisitions and dispositions of assets, businesses and companies, as of the date of this prospectus we have not entered into any binding agreement or commitment with respect to any material acquisition or disposition.

                                  THE OFFERING

Common stock that may be
offered by the selling
securityholders: ..............    6,282,816 shares (1)

Common stock outstanding as of
April 1, 2005 .................    12,258,782 shares (1)

Use of proceeds ...............    We will not receive any of the proceeds from
                                   the sale of shares of common stock by the selling securityholders. We will receive any proceeds from the exercise, in cash, of warrants by selling securityholders. We intend to use any proceeds we receive from the exercise of warrants for general corporate purposes, including, but not limited to, working capital, capital expenditures and repayment of our obligations. We may also use a portion of any such proceeds to acquire businesses, technologies or other assets and to repurchase securities.

OTC Bulletin Board Symbol .....    MTEK

--------------------
(1) Consists of 4,028,584 shares of common stock currently outstanding and held by the selling securityholders, and 2,254,232 shares of common stock issuable upon the exercise of current outstanding warrants held by the selling securityholders.

(2) Not including 2,013,311 shares of common stock issuable upon the exercise of options outstanding on April 1, 2005 or 2,374,272 shares of common stock issuable upon the exercise of warrants outstanding on April 1, 2005.

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                                  RISK FACTORS

      An investment in our common stock involves a number of significant risks. You should carefully consider the risks, uncertainties and other factors described below, along with all of the other information contained or incorporated by reference in this prospectus, before making an investment decision. In addition, the risks, uncertainties and other factors described below are not the only ones we face. There may be additional risks, uncertainties and other factors that we do not currently consider material or that are not currently known to us. If any of the following risks were to occur, our business, affairs, prospects, assets, financial condition, results of operations and cash flows could be materially adversely affected. When we say that something could or will have a material adverse effect on us or our business, we mean that it could or will have one or more of these effects. If this occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

                   RISKS RELATED TO OUR BUSINESS AND INDUSTRY

      WE HAVE A HISTORY OF LOSSES, AND WE MAY NEVER BECOME PROFITABLE.

      We have incurred net losses in each prior year of our operations since our inception, including a net loss attributable to common shareholders of approximately $4.5 million in fiscal 2004. As of December 31, 2004, we had an accumulated deficit of approximately $58.5 million. We may never achieve profitability, and even if we do we may not be able to sustain or increase that profitability on a quarterly or annual basis in the future. There is no guarantee that our future revenues will grow significantly, if at all. Moreover, while we will no longer continue to accrue the preferred stock deemed distribution in future fiscal years, we may continue to incur expenses in excess of revenues, including significant costs in developing and expanding the distributed generation business of PowerSecure and the telemetry business of Metretek Florida. If our future revenues do not meet our expectations, or if our operating expenses exceed what we anticipate or cannot be reduced below our revenues, our business, financial condition and results of operations will be materially and adversely affected.

      WE MAY REQUIRE A SUBSTANTIAL AMOUNT OF ADDITIONAL FUNDS TO FUND OUR CAPITAL REQUIREMENTS AND TO FINANCE THE GROWTH OF OUR BUSINESS, BUT WE MAY NOT BE ABLE TO RAISE A SUFFICIENT AMOUNT OF FUNDS TO DO SO ON TERMS FAVORABLE TO US AND OUR STOCKHOLDERS OR AT ALL.

      We may need to obtain additional capital to fund our capital obligations and to finance the development and expansion of our businesses. For example, we will need substantial additional capital to expand the shared savings business of PowerSecure, in order to fund our acquisition of capital equipment for distributed generation systems to be owned by PowerSecure, and to finance the development of Metretek Florida's telemetry business. Further, under the settlement agreement in connection with a class action lawsuit, we are required to make payments on a $3.0 million promissory note in the annual amount of $750,000 plus interest through June 30, 2008. In addition, from time to time as part of our business plan, we engage in discussions regarding potential acquisitions of businesses and technologies. While our ability to finance future acquisitions will probably depend on or ability to raise additional capital, as of the date of this prospectus, we have not entered into any agreement committing us to any such acquisition. Moreover, unanticipated events, over which we have no control, could increase our operating costs or decrease our ability to generate revenues from product and service sales, necessitating additional capital. We continually evaluate our cash flow requirements as well as our opportunity to raise additional capital in order to improve our financial position. In addition, we continually evaluate opportunities to improve our credit facilities, through increased credit availability, lower debt costs or other more favorable terms. We cannot provide any assurance that we will be able to raise additional capital or replace our current credit facilities when needed or desired, or that the terms of any such financing will be favorable to us and our stockholders.

      Our current credit arrangement is the $3,260,000 credit facility, which is currently set to mature in September 2006. Our ability to borrow funds under the credit facility is limited to our loan availability based upon certain assets of our subsidiaries. As of December 31, 2004, we had an aggregate loan availability under the credit facility of $3,260,000, of which $2,621,000 had been borrowed, leaving $639,000 available for future use. The amount of our loan availability, as well as the amount borrowed under the credit facility, will change in the future depending on our asset base, our liquidity and our capital requirements.

      Our current credit facility has a number of financial covenants that our subsidiaries must satisfy. Our ability

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to satisfy those covenants depends principally upon our ability to achieve positive operating performance. If any of our borrowing subsidiaries is unable to fully satisfy the financial covenants of the credit facility, it will breach the terms of the credit facility. We have secured our obligations under the credit facility by pledging substantially all of our assets as collateral. Additionally, our subsidiaries have guaranteed the repayment of our obligations under the credit facility. Any breach of these covenants, or any other event or circumstance that the lender deems impairs our ability to fulfill our obligations under the credit facility, could result in a default under the credit facility and an acceleration of payment of all outstanding debt owed, which would materially and adversely affect our financial condition.

      We may seek to raise any needed or desired additional capital from the proceeds of public or private equity or debt offerings at the Metretek Technologies level or at the subsidiary level or both, through asset or business sales, from traditional credit financings or from other financing sources. Our ability to obtain additional capital when needed or desired will depend on many factors, including general market conditions, our operating performance and investor sentiment, and thus cannot be assured. In addition, depending on how it is structured, raising capital could require the consent of our lender. Even if we are able to raise additional capital, the terms of any financing could be adverse to the interests of our stockholders. For example, the terms of debt financing could include covenants that restrict our ability to operate our business or to expand our operations, while the terms of an equity financing, involving the issuance of capital stock or of securities convertible into capital stock, could dilute the percentage ownership interests of our stockholders, and the new capital stock or other new securities could have rights, preferences or privileges senior to those of our current stockholders. We cannot assure you that sufficient additional funds will be available to us when needed or desired or that, if available, such funds can be obtained on terms favorable to us and our stockholders and acceptable to our lender, if its consent is required. Our inability to obtain sufficient additional capital on a timely basis on favorable terms could have a material adverse effect on our business, financial condition and results of operations.

      WE HAVE BEEN SUBJECT TO LAWSUITS IN THE PAST, AND IF IN THE FUTURE WE BECOME SUBJECT TO LAWSUITS, AND IF ANY OF THOSE LAWSUITS ARE SUCCESSFULLY PROSECUTED AGAINST US, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED.

      We have been subject to lawsuits in the past that have had a material impact on us. For example, during fiscal 2004, we settled a class action lawsuit against us. In the future we may become involved in other disputes and legal actions that arise in the ordinary course of business. We cannot provide any assurance that any such future litigation and claims against us could not materially and adversely affect our business, financial condition and results of operation.

      OUR FUTURE OPERATING RESULTS ARE DIFFICULT TO PROJECT AND HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST, AND FLUCTUATIONS IN THE FUTURE MAY ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON STOCK.

      Our operating results have fluctuated significantly from quarter-to-quarter, period-to-period and year-to-year in the past and are expected to continue to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control and any of which may cause the trading price of our common stock to fluctuate. These factors include, without limitation, the following:

   - the size, timing and terms of sales and orders, including customers delaying, deferring or canceling purchase orders or making smaller purchases than expected;

   - our ability to obtain adequate supplies of key components and materials for our products on a timely and cost-effective basis;

   - our ability to implement our business plans and strategies and the timing of such implementation;

   - the timing, pricing and market acceptance of our new products and services such as Metretek Florida's new telemetry offerings;

   - the pace of development of our new businesses and the growth of their markets;

   -  changes in our pricing policies and those of our competitors;

   - variations in the length of our product and service implementation process;

   -  changes in the mix of products and services having differing margins;

   -  changes in the mix of international and domestic revenues;

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   -  the life cycles of our products and services;

   -  budgeting cycles of utilities and other major customers;

   -  general economic and political conditions;

   -  the resolution of pending and any future litigation and claims;

   - economic conditions in the energy industry, especially in the natural gas and electricity sectors;

   - the effects of governmental regulations and regulatory changes in our markets;

   -  changes in the prices charged by our suppliers;

   - our ability to make and obtain the expected benefits from acquisitions of technology or businesses, and the costs related to such acquisitions;

   -  changes in our operating expenses; and

   - the development and maintenance of business relationships with strategic partners.

      Because we have little or no control over most of these factors, our operating results are difficult to predict. Any substantial adverse change in any of these factors could negatively affect our business and results of operations.

      Our revenues and other operating results are heavily dependant upon the volume and timing of customer orders and payments and the date of product delivery. The timing of large individual sales is difficult for us to predict. Because our operating expenses are based on anticipated revenues and because a high percentage of these are relatively fixed, a shortfall or delay in recognizing revenue could cause our operating results to vary significantly from quarter-to-quarter and could result in significant operating losses in any particular quarter. If our revenues fall below our expectations in any particular quarter, we may not be able to reduce our expenses rapidly in response to the shortfall, which could result in us suffering significant operating losses in that quarter.

      Due to these factors and the other risks discussed in this prospectus, you should not rely on quarter-to-quarter, period-to-period or year-to-year comparisons of our results of operations as an indication of our future performance. Quarterly, period and annual comparisons of our operating results are not necessarily meaningful or indicative of future performance. It is possible that in some future periods our results of operations may fall below the expectations of public market analysts and investors, causing the trading price of our common stock to decline.

      BECAUSE SOME OF OUR BUSINESS AND PRODUCT OFFERINGS HAVE LIMITED HISTORIES AND THEIR BUSINESS STRATEGIES ARE STILL BEING DEVELOPED AND ARE UNPROVEN, LIMITED INFORMATION IS AVAILABLE TO EVALUATE THEIR FUTURE PROSPECTS.

      Our business strategy includes the development and expansion of new businesses and product lines from time to time, including PowerSecure's shared savings programs and Metretek Florida's telemetry business. Our plans and strategies with respect to these new businesses are often based on unproven models and must be developed and modified. Our future success depends in large part upon our ability to develop these new businesses so that they will generate significant revenues, profits and cash flow.

      As a company developing new businesses in the rapidly evolving energy and technology markets, we face numerous risks and uncertainties which are described in this Item as well as other parts of this Report. Some of these risks relate to our ability to:

      - anticipate and adapt to the changing regulatory climate for energy and technology products, services and technology;

      -     attract customers to our new businesses;

      - anticipate and adapt to the changing energy markets and end-user preferences;

      -     attract, retain and motivate qualified personnel;

      -     respond to actions taken by our competitors;

      -     integrate acquired businesses, technologies, products and services;

                                       7
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      -     generate revenues, gross margins, cash flow and profits from sales of new products and services; and

      - implement an effective marketing strategy to promote awareness of our new businesses, products and services.

      Our business and financial results in the future will depend heavily on the market acceptance and profitability of our new businesses and these new product and service offerings lines. If we are unsuccessful in addressing these risks or in executing our business strategies, or if our business model fails or is invalid, then our business would be materially and adversely affected.

      RESTRICTIONS IMPOSED ON US BY THE TERMS OF OUR CURRENT CREDIT FACILITY AND THE CLASS ACTION SETTLEMENT COULD LIMIT HOW WE CONDUCT OUR BUSINESS AND OUR ABILITY TO RAISE ADDITIONAL CAPITAL.

      The terms of our current credit facility and the class action settlement contain financial and operating covenants that place restrictions on our activities and limit the discretion of our management. These covenants place significant restrictions on our ability to:

      -     incur additional indebtedness;

      -     create liens or other encumbrances;

      -     issue or redeem our securities;

      -     make dividend payments and investments;

      -     amend our charter documents;

      - sell or otherwise dispose of our or our subsidiaries' stock or assets;

      -     liquidate or dissolve;

      -     merge of consolidate with other companies; or

      - reorganize, recapitalize or engage in a similar business transaction.

      Any future financing arrangements will likely contain similar or more restrictive covenants. As a result of these restrictions, we may be:

      -     limited in how we conduct our business;

      - unable to raise additional capital, through debt or equity financings, when needed for our operations and growth; and

      - unable to compete effectively or to take advantage of new business opportunities.

      In addition, on several occasions during fiscal 2004, including the fourth quarter of fiscal 2004, Metretek Florida was in violation of certain financial covenants under its credit agreement. Although in each case we received a waiver from the lender, there can be no assurance that such a waiver will be available on acceptable terms in the event of a future default. If a default is declared and not waived or cured, the entire indebtedness then owed under the credit facility could be accelerated, and we may not be able to repay it. In addition, if the credit facility matures and is not renewed, we may not be able to obtain successor financing on acceptable terms. The need to comply with the terms of our debt obligations may also limit our ability to obtain additional financing and our flexibility in planning for or reacting to changes in our business. If as a result of these covenants, we are unable to pursue a favorable transaction or course of action or to respond to an unfavorable event, condition or circumstance, then our business could be materially and adversely affected.

      WE ARE DEPENDENT UPON THE SUCCESS OF THE BUSINESS OF INSTRUTECH FLORIDA, WHICH ACQUIRED THE METRETEK FLORIDA CONTRACT MANUFACTURING BUSINESS, FOR THE REPAYMENT AND RECOVERY OF SIGNIFICANT AMOUNTS RESULTING FROM THE SALE AND DISCONTINUANCE OF OUR CONTRACT MANUFACTURING BUSINESS.

      During the third quarter of 2004, our board of directors approved a plan to discontinue the contract manufacturing business of Metretek Florida and to sell all of its contract manufacturing assets. On December 30, 2004, Metretek Florida sold its contract manufacturing business and most of the related assets to InstruTech Florida.

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In connection with this sale, InstruTech Florida issued to Metretek Florida a promissory note in the amount of $780,000 that is repayable solely out of 50% of the net cash flow of InstruTech Florida, without any further recourse. If at least 30% of the note is not repaid prior to December 31, 2007, then we have agreed with InstruTech Florida to negotiate in good faith on whether to extend the maturity of the note or whether InstruTech Florida should return the purchased equipment to us. In addition, in connection with the sale to InstruTech Florida, we agreed to provide working capital in an amount of up to $150,000 in the form of a bridge loan to InstruTech Florida for a period of six months ending June 30, 2005. Repayment of any amounts advanced under the bridge loan are repayable solely from 75% of the monthly positive cash flow from operations of InstruTech Florida. InstruTech Florida has also agreed to purchase Metretek Florida's remaining contract manufacturing inventory, which was $369,000, net of reserves, as of December 31, 2004, on an as needed basis at fair value. The assets of the discontinued operations not included in the sale to InstruTech Florida, which consist principally of receivables and inventory, are being liquidated through collections of receivables and through subsequent sales of inventory to others, including InstruTech Florida.

      We cannot provide any assurance of the amounts that we will be paid under the promissory note or the bridge loan or that we will recover from inventory sales or collections of receivables. Thus, a significant portion of the amount we expect to recover from the discontinuance of our contract manufacturing operations is dependent upon the success of the operations of the business of InstruTech Florida, which is outside our control. If the amounts we receive and recover from these discontinued operations are materially less than we expect, it will have a material adverse effect on our financial condition, results of operations and cash flows.

      OUR DEPENDENCE ON THIRD PARTY PARTNERS AND SUPPLIERS, INCLUDING SOLE SOURCE SUPPLIERS, MAY PREVENT US FROM DELIVERING ACCEPTABLE PRODUCTS OR PERFORMING ACCEPTABLE SERVICES ON A TIMELY BASIS.

      We rely on single source suppliers and highly in demand parts for some of the critical components we use in our products. Our business is dependent on our ability to anticipate our needs for components and products and our suppliers' ability to deliver such components and products in time to meet critical manufacturing and installation schedules. Our business could be adversely affected, for example, if PowerSecure is unable to obtain, on a timely and cost-efficient basis, sufficient generators to meet its customers' installation schedules. In addition, our business could be adversely affected if we experience supply constraints or if we experience any other interruption or delay in the supply chain which interfere with our ability to manufacture our products or manage our inventory levels.

      BECAUSE WE ARE DEPENDENT UPON THE UTILITY INDUSTRY FOR A SIGNIFICANT PORTION OF OUR REVENUE, CONTINUED REDUCTIONS OF PURCHASES OF OUR PRODUCTS AND SERVICES BY UTILITIES CAUSED BY REGULATORY REFORM MAY MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

      We currently derive a significant portion of our revenue from sales by Metretek Florida of its products and services to the utility industry, and particularly the natural gas utility industry. A key reason that we have experienced variability of operating results on both an annual and quarterly basis has been utility purchasing patterns, including delays of purchasing decisions, as the result of mergers and acquisitions in the utility industry and potential changes to the federal and state regulatory framework within which the utility industry operates. The utility industry is generally characterized by long budgeting, purchasing and regulatory process cycles that can take up to several years to complete. Our utility customers typically issue requests for quotes and proposals, establish committees to evaluate the purchase proposals, review different technical options with vendors, analyze performance and cost/benefit justifications and perform a regulatory review, in addition to applying a normal budget approval process within the utility. In addition, utilities may defer purchases of our products and services if the utilities reduce capital expenditures as the result of mergers and acquisitions, pending or unfavorable regulatory decisions, poor revenues due to weather conditions, rising interest rates or general economic downturns, among other factors. The natural gas utility industry has been virtually the sole market for Metretek Florida's products and services. However, over the last few years, the uncertainty in the utility industry that has resulted from the regulatory uncertainty in the current era of deregulation has caused utilities to defer even further purchases of Metretek Florida's products and services. The continuation of this uncertain regulatory climate will materially and adversely affect our revenues.

      The domestic utility industry is currently the focus of regulatory reform initiatives in virtually every state. These initiatives have resulted in significant uncertainty for industry participants and raise concerns regarding assets that would not be considered for recovery through rate payer charges. This regulatory climate has caused many utilities to delay purchasing decisions that involve significant capital commitments. As a result of these purchasing decision delays, utilities have reduced their purchases of our products and services. While we expect some states will act on these regulatory reform initiatives in the near future, we cannot assure you that the current regulatory uncertainty will be resolved in the short term. In addition, new regulatory initiatives could have a material adverse effect on our business. Moreover, in part as a result of the competitive pressures in the utility industry arising from the regulatory reform process, many utilities are pursuing merger and acquisition strategies. We have experienced considerable delays in purchase decisions by utilities that have become parties to merger or acquisition transactions. Typically, capital expenditure purchase decisions are put on hold indefinitely when merger negotiations begin. If this pattern of merger and acquisition activity among utilities continues, our business may be materially and adversely affected. In addition, if any of the utilities that account for a significant portion of our revenues decide to significantly reduce their purchases of our products and services, our financial condition and results of operations may be materially and adversely affected.

      MANY OF OUR PRODUCTS AND SERVICES EXPERIENCE LONG AND VARIABLE SALES CYCLES, WHICH COULD HAVE A NEGATIVE IMPACT ON OUR RESULTS OF OPERATIONS FOR ANY GIVEN QUARTER OR YEAR.

      Our products and services are often used by our customers to address critical business needs. Customers generally consider a wide range of issues before making a decision to purchase our products and services. In addition, the purchase of some of our products and services involves a significant commitment of capital and other resources by a customer. This commitment often requires significant technical review, assessment of competitive products and approval at a number of management levels within a customer's organization. Our sales cycle may vary based on the industry in which the potential customer operates and is difficult to predict for any particular transaction. The length and variability of our sales cycle makes it difficult to predict whether particular sales will be concluded in any given quarter. While our customers are evaluating our products and services before they place an order with us, we may incur substantial sales and marketing and research and development expenses to customize our products to the customer's needs. We may also expend significant management efforts, increase manufacturing capacity and order long-lead-time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. As a result, these long sales cycles may cause us to incur significant expenses without ever receiving revenue to offset those expenses.

      WE DO NOT HAVE LONG-TERM OR RECURRING COMMITMENTS WITH MOST OF OUR CUSTOMERS AND MAY BE UNABLE TO RETAIN EXISTING CUSTOMERS, ATTRACT NEW CUSTOMERS OR REPLACE DEPARTING CUSTOMERS WITH NEW CUSTOMERS THAT CAN PROVIDE COMPARABLE REVENUES.

      Because we generally do not obtain firm, long-term volume purchase commitments from our customers, many of our contracts and commitments from our customers are short-term or non-recurring. For example, most of PowerSecure's revenues are derived on a non-recurring, project by project basis, and there is no assurance that its revenues and business will continue to grow. In addition, customer orders can be canceled or rescheduled and volume levels can be reduced. We cannot assure you that our customers will continue to use our products and services or that we will be able to replace, in a timely or effective manner, canceled, delayed or reduced orders with new business that generates comparable revenues. Further, we cannot assure you that our current customers will continue to generate consistent amounts of revenues over time. Our failure to maintain and expand our customer relationships customers would materially and adversely affect our business and results of operations.

      IF WE ARE UNABLE TO DEVELOP NEW AND ENHANCED PRODUCTS AND SERVICES THAT ACHIEVE MARKET ACCEPTANCE IN A TIMELY MANNER, OUR OPERATING RESULTS AND COMPETITIVE POSITION COULD BE HARMED.

      Our future success will depend on our ability to develop new and enhanced products and services that achieve market acceptance in a timely and cost-effective manner. The development of technology is often complex, and we occasionally have experienced delays in completing the development and introduction of new products and services and enhancements thereof. Successful development and market acceptance of our products and services depends on a number of factors, including:

      -     changing requirements of customers;

      -     accurate prediction of market requirements;

      -     timely completion and introduction of new designs;

      -     quality, price, performance and use of our products;

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      -     availability, quality, price and performance of competing products, services and technologies;

      -     our customer service and support capabilities and responsiveness;

      - successful development of our relationships with existing and potential customers; and

      -     changes in technology, industry standards or end-user preferences.

      We cannot provide assurance that products and services that we have recently developed or may develop in the future will achieve market acceptance. If our new products and services fail to achieve market acceptance, or if we fail to develop new or enhanced products and services that achieve market acceptance, our growth prospects, operating results and competitive position could be adversely affected.

      FROM TIME TO TIME WE DEPEND ON REVENUES FROM SIGNIFICANT PURCHASE COMMITMENTS, AND ANY LOSS, CANCELLATION, REDUCTION OR DELAY IN THESE PURCHASE COMMITMENTS COULD HARM OUR BUSINESS AND OPERATING RESULTS.

      From time to time, our subsidiaries have derived a material portion of their revenues from one or more significant customers or purchase commitments. For example, in fiscal 2003 Metretek Florida had a significant purchase order from one large customer that did not recur, which adversely affected our operating results in fiscal 2004. In fiscal 2004, we had one customer that was responsible for approximately 15% of our consolidated revenues. If such commitments were to be terminated or fail to recur, our revenues and net income would significantly decline. Our success will depend on our continued ability to develop and manage relationships with significant customers and generate recurring revenues from them. We cannot be sure that we will be able to retain our largest customers, that we will be able to attract additional large customers, or that our existing customers will continue to purchase our products and services in the same amounts as in prior years. Our business and operating results would be adversely affected by:

      -     the loss of one or more large customers;

      -     any reduction or delay in sales to these customers;

      -     the failure of large purchase commitments to be renewed or to recur;

      - our inability to successfully develop relationships with additional customers; or

      - future price concessions that we may have to make to these customers.

      RAPID TECHNOLOGICAL CHANGES MAY PREVENT US FROM REMAINING CURRENT WITH OUR TECHNOLOGICAL RESOURCES AND MAINTAINING COMPETITIVE PRODUCT AND SERVICE OFFERINGS.

      The markets in which our businesses operate are characterized by rapid technological change, frequent introductions of new and enhanced products and services, evolving industry standards and changes in customer needs. Significant technological changes could render our existing and planned new products, services and technology obsolete. Our future success will depend, in large part, upon our ability to:

      -     effectively use and develop leading technologies;

      -     continue to develop our technical expertise;

      -     enhance our current products and services;

      -     develop new products and services that meet changing customer needs;
            and

      - respond to emerging industry standards and technological changes in a cost-effective manner.

      If we are unable to successfully respond to these developments or if we do not respond to them in a cost-effective manner, then our business will be materially and adversely affected. We cannot assure you that we will be successful in responding to changing technology or market needs. In addition, products, services and technologies developed by others may render our products, services and technologies uncompetitive or obsolete.

      Even if we do successfully respond to technological advances and emerging industry standards, the integration of new technology may require substantial time and expense, and we cannot assure you that we will

                                       11

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succeed in adapting our products, services and technology in a timely and cost-effective manner. We may experience financial or technical difficulties or limitations that could prevent us from introducing new or enhanced products or services. Furthermore, any of these new or enhanced products, services and technology could contain problems that are discovered after they are introduced. We may need to significantly modify the design of these products and services to correct problems. Rapidly changing technology and operating systems may impede market acceptance of our products, services and technology. Our business could be materially and adversely affected if we experience difficulties in introducing new or enhanced services and products or if these products and services are not received favorably by our customers.

      Development and enhancement of our products and services will require significant additional expenses and could strain our management, financial and operational resources. The lack of market acceptance of our products or services or our inability to generate sufficient revenues from this development or enhancements to offset their costs could have a material adverse effect on our business. In the past, we have experienced delays in releasing new products and services and enhancements, and we may experience similar delays in the future. These delays or problems in the installation of implementation of our new products and services and enhancements may cause customers to forego purchases of our products and services to purchase those of our competitors.

      IF WE ARE UNABLE TO CONTINUE TO ATTRACT AND RETAIN KEY PERSONNEL, OUR BUSINESS WILL BE MATERIALLY AND ADVERSELY AFFECTED.

      We believe our future success will depend in large part upon our ability to attract and retain highly qualified technical, managerial, sales, marketing, finance and operations personnel. Competition for qualified personnel is intense, and we cannot assure you that we will be able to attract and retain these key employees in the future. The loss of the services of any of our key personnel could have a material adverse effect on our business. Although we have entered into employment agreements with some of our executive officers, we generally do not have employment contracts with our key employees. In addition, we do not have key person life insurance for most of our key personnel. We cannot assure you that we will be able to retain our current key personnel or that we will be able attract or retain other highly qualified personnel in the future. We have from time to time in the past experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we are unable to attract and retain highly qualified personnel, our business could be materially and adversely affected.

      WE FACE INTENSE COMPETITION IN THE MARKETS FOR OUR PRODUCTS, SERVICES AND TECHNOLOGY, AND IF WE CANNOT SUCCESSFULLY COMPETE IN THOSE MARKETS, OUR BUSINESS WILL BE MATERIALLY AND ADVERSELY AFFECTED.

      The markets for our products, services and technology are intensely competitive and subject to rapidly changing technology, new competing products and services, frequent performance improvements and evolving industry standards. We expect the intensity of competition to increase in the future because the growth potential and deregulatory environment of the energy market have attracted and are anticipated to continue to attract many new competitors, including new businesses as well as established businesses from different industries. Competition may also increase as a result of industry consolidation. As a result of increased competition, we may have to reduce the price of our products and services, and we may experience reduced gross margins and loss of market share, which could significantly reduce our future revenues and operating results.

      Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marketing, manufacturing and other resources than we do. This may enable our competitors to respond more quickly to new or emerging technologies and changes in customer requirements or preferences and to devote greater resources to the development, promotion and sale of their products and services than we can. Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, customers, strategic partners and suppliers and vendors than we can. Our competitors may develop products and services that are equal or superior to the products and services offered by us or that achieve greater market acceptance than our products do. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to improve their ability to address the needs of our existing and prospective customers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share or impede our ability to acquire market share in new markets. We cannot assure you that we will have the financial resources, technical expertise, portfolio of products and

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services or marketing and support capabilities to compete successfully in the future. Our inability to compete successfully or to timely respond to market demands or changes would have a material adverse effect on our business, conditions and results of operations.

      DOWNTURNS IN GENERAL ECONOMIC AND MARKET CONDITIONS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

      There is potential for a downturn in general economic and market conditions. In recent years, some segments of the economy, including the technology industry in particular, have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns and layoffs. Moreover, there is increasing uncertainty in the energy and technology markets attributed to many factors, including international terrorism and strife, global economic conditions and strong competitive forces. Our future results of operations may experience substantial fluctuations from period to period as a consequence of these factors, and such conditions and other factors affecting capital spending may affect the timing of orders from major customers. An economic downturn coupled with a decline in our revenues could adversely affect our ability meet our capital requirement, support our working capital requirements and growth objectives, maintain our existing financing arrangements, or otherwise adversely affect our business, financial condition and results of operations. As a result, any economic downturns in general or in our markets, particularly those affecting industrial and commercial users of natural gas and electricity, would have a material adverse effect on our business, cash flows, financial condition and results of operations.

      IF WE FAIL TO EFFECTIVELY MANAGE OUR FUTURE GROWTH, OUR ABILITY TO MARKET AND SELL OUR PRODUCTS AND SERVICES AND TO DEVELOP NEW PRODUCTS AND SERVICES MAY BE ADVERSELY AFFECTED.

      We must plan and manage our growth effectively in order to offer our products and services and achieve revenue growth and profitability in a rapidly evolving market. Our future growth will place a significant strain on our management systems and resources. If we are not able to effectively manage our growth in the future, our business may be materially and adversely affected.

      CHANGES IN OUR PRODUCT MIX COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

      The margins on our revenues from some of our product and service offerings is higher than the margins on some of our other product and service offerings. In addition, we cannot currently accurately estimate the margins of some of our new and developing products and services due to their limited operating history. Our new products and services may have lower margins than our current products and services. If in the future we derive a proportionately greater percentage of our revenues from lower margin products and services, then our overall margins on our total revenues will decrease and, accordingly, will result in lower net income, or higher net losses, and less cash flow on the same amount of revenues.

      OUR MANAGEMENT OF MM 1995-2, A PRIVATE PROGRAM, PRESENTS RISKS TO US.

      MGT is our subsidiary that manages and holds a minority ownership interest in MM 1995-2, a private program that owns and operates four oil and gas production water disposal facilities. While MGT does not intend to form any new private programs, it may from time to time increase its economic interest in the program or initiate or manage actions intended to expand the program's assets or activities. This program was financed by a private placement of equity interests raising capital to acquire the assets and business operated by the program. Our management of this program presents risks to us, including:

      - lawsuits by investors in this program who become dissatisfied with the result of the program;

      - material adverse changes in the business, results of operations and financial condition of the program due to events, conditions and factors outside of our control, such as general and local conditions affecting the oil and gas market generally and the revenues of the program specifically;

      - risks inherent in managing a program and taking significant actions that affect its investors;

      -     changes in the regulatory environment relating to the program;

      -     reliance upon significant suppliers and customers by the program;

      - hazards of oil production water disposal facilities, including environmental hazards; and

      -     changes in technology.

      If any of these risks materialize and we are unsuccessful in addressing these risks, our financial condition and results of operations could be materially and adversely affected.

      OUR INTERNATIONAL SALES ACTIVITIES ARE SUBJECT TO MANY RISKS AND UNCERTAINTIES THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS IF THEY MATERIALIZE.

      We market and sell some of our products and services in international markets. While sales into international markets generated only approximately 2% of our consolidated revenues in fiscal 2004 and 3% in fiscal 2003 and fiscal 2002, one component of our strategy for future growth involves the expansion of our products and services into new international markets and the expansion of our marketing efforts in our current international markets. This expansion will require significant management attention and financial resources to establish additional offices, hire additional personnel, localize and market products and services in foreign markets and develop relationships with international service providers. However, we have only limited experience in international operations, including in developing localized versions of our products and services and in developing relationships with international service providers. We cannot provide any assurance that we will be successful in expanding our international operations, or that revenues from international operations will be sufficient to offset these additional costs. If revenues from international operations are not adequate to offset the additional expense from expanding these international operations, our business could be materially and adversely affected.

      We are exposed to several risks inherent in conducting business on an international level that could result in increased expenses, or could limit our ability to generate revenues, including:

      - difficulties in collecting international accounts receivable and longer collection periods;

      -     the impact of local economic conditions and practices;

      -     difficulties in staffing and managing foreign operations;

      - difficulties in complying with foreign regulatory and commercial requirements;

      - increased costs associated with maintaining international marketing efforts;

      -     fluctuations in currency exchange rates;

      -     potential adverse tax consequences;

      -     adverse changes in applicable laws and regulatory requirements;

      -     import and export restrictions;

      -     export controls relating to technology;

      -     tariffs and other trade barriers;

      -     political and economic instability;

      -     reduced protection for intellectual property rights;

      -     cultural and language difficulties;

      -     the potential exchange and repatriation of foreign earnings; and

      -     the localization and translation of products and services.

      Our success in expanding our international sales activities will depend in large part on our ability to anticipate and effectively manage these and other risks, many of which are outside of our control. Any of these risks could materially and adversely affect our international operations and, consequently, our operating results. We cannot provide any assurance that we will be able to successfully market, sell and deliver our products and services in foreign markets.

      WE MAY BE UNABLE TO ACQUIRE OTHER BUSINESSES, TECHNOLOGY OR COMPANIES, OR TO FORM STRATEGIC ALLIANCES AND RELATIONSHIPS, OR TO SUCCESSFULLY REALIZE THE BENEFITS OF ANY ACQUISITION OR ALLIANCE.

      In the past, we have grown by acquiring complimentary businesses, technologies, services and products and entering into strategic alliances and relationships with complimentary businesses. We evaluate potential acquisition opportunities from time to time, including those that could be material in size and scope. As part of our growth strategy, we intend to continue to evaluate potential acquisitions, investment opportunities and strategic alliances on an ongoing basis as they present themselves to facilitate our ability to enhance our existing products, services and technology, and to introduce new products, services and technology, on a timely basis. However, we do not know if we will be able to identify any future opportunities that we believe will be beneficial for us. Even if we are able to identify an appropriate acquisition opportunity, we may not be able to successfully finance the acquisition. If we are unable to identify, finance or obtain the benefits of future acquisitions and alliances, our growth may be impaired and our business may be adversely affected.

      Any future acquisition involves risks commonly encountered in business relationships, including:

      - difficulties in assimilating and integrating the operations, personnel, technologies, products and services of the acquired business;

      - the technologies, products or businesses that we acquire may not achieve expected levels of revenue, profitability, benefits or productivity;

      - difficulties in retaining, training, motivating and integrating key personnel;

      - diversion of management's time and resources away from our normal daily operations;

      - difficulties in successfully incorporating licensed or acquired technology and rights into our product and service offerings;

      - difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

      - difficulties in retaining relationships with customers, employees and suppliers of the acquired company;

      - risks of entering markets in which we have no or limited direct prior experience;

      -     potential disruptions of our ongoing businesses; and

      - unexpected costs and unknown liabilities associated with the acquisitions.

      For these reasons, future acquisitions could materially and adversely affect our existing businesses. Moreover, we cannot predict the accounting treatment of any acquisition, in part because we cannot be certain whether current accounting regulations, conventions or interpretations will prevail in the future.

      In addition, to finance any future acquisitions, it may be necessary for us to incur additional indebtedness or raise additional funds through public or private financings. These financings may not be available to us at all, or if available may not be available on terms satisfactory to us or to those whose consents are required for such financings. Available equity or debt financings may materially and adversely affect our business and operations and, in the case of equity financings, may significantly dilute the percentage ownership interests of our stockholders.

      We cannot assure you that we will make any additional acquisitions or that any acquisitions, if made, will be successful, will assist us in the accomplishment of our business strategy, or will generate sufficient revenues to offset the associated costs and other adverse effects or will otherwise result in us receiving the intended benefits of the acquisition. In addition, we cannot assure you that any acquisition of new businesses or technology will lead to the successful development of new or enhanced products and services, or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

      IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WE COULD LOSE IMPORTANT PROPRIETARY TECHNOLOGY, WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

      Our success and ability to compete depends, in substantial part, upon our ability to develop and protect our proprietary technology and intellectual property rights to distinguish our products, services and technology from those of our competitors. The unauthorized use of our intellectual property rights and proprietary technologies by others could materially harm our business. We rely primarily on a combination of copyright, trademark and trade

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secret laws, along with confidentiality agreements, contractual provisions and licensing arrangements, to establish and protect our intellectual property rights. Although we hold copyrights and trademarks in our business, and we have applied for a patent and the registration of a number of new trademarks and service marks and intend to introduce new trademarks and service marks, we believe that the success of our business depends more upon our proprietary technology, information, processes and know-how than on patents or trademark registrations. In addition, much of our proprietary information and technology may not be patentable. We may not be successful in obtaining any patents or in registering new marks.

      Despite our efforts to protect our intellectual property rights, existing laws afford only limited protection, and our actions may be inadequate to protect our rights or to prevent others from claiming violations of their proprietary rights. Unauthorized third parties may attempt to copy, reverse engineer or otherwise obtain, use or exploit aspects of our products and services, develop similar technology independently, or otherwise obtain and use information that we regard as proprietary. We cannot assure you that our competitors will not independently develop technology similar or superior to our technology or design around our intellectual property. In addition, the laws of some foreign countries may not protect our proprietary rights as fully or in the same manner as the laws of the United States.

      We may need to resort to litigation to enforce our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of other companies' proprietary rights in the future. However, litigation could result in significant costs or in the diversion of management and financial resources. We cannot assure you that any such litigation will be successful or that we will prevail over counterclaims against us. Our failure to protect any of our important intellectual property rights or any litigation that we resort to in order to enforce those rights could materially and adversely affect our business.

      IF WE FACE CLAIMS OF INTELLECTUAL PROPERTY INFRINGEMENT BY THIRD PARTIES, WE COULD ENCOUNTER EXPENSIVE LITIGATION, BE LIABLE FOR SIGNIFICANT DAMAGES OR INCUR RESTRICTIONS ON OUR ABILITY TO SELL OUR PRODUCTS AND SERVICES.

      Although we are not aware of any present infringement of our products or technologies on the intellectual property rights of others, we cannot be certain that our products, services and technologies do not or in the future will not infringe on the valid intellectual property rights held by third parties. In addition, we cannot assure you that third parties will not claim that we have infringed their intellectual property rights. We may incur substantial expenses in litigation defending against any third party infringement claims, regardless of their merit. Successful infringement claims against us could result in substantial monetary liability, require us to enter into royalty or licensing arrangements, or otherwise materially disrupt the conduct of our business. In addition, even if we prevail on these claims, this litigation could be time-consuming and expensive to defend or settle, and could result in the diversion of our time and attention, which could materially and adversely affect our business.

      In recent years, there has been a significant amount of litigation in the United States involving patents and other intellectual property rights. In the future, we may be a party to litigation as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

      - stop selling, incorporating or using our products and services that use the infringed intellectual property;

      - obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on commercially reasonable terms, or at all; or

      -     redesign the products and services that use the technology.

      If we are forced to take any of these actions, our business may be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

      WE FACE SOME RISKS THAT ARE INHERENT IN NATURAL GAS AND ELECTRICAL OPERATIONS.

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      Some of our operations are subject to the hazards and risks inherent in the servicing and operation of natural gas assets, including encountering unexpected pressures, explosions, fire, natural disasters, blowouts, cratering and pipeline ruptures, as well as in the manufacture, sale and operation of electrical equipment such as PowerSecure's distributed generation system, including electrical shocks, which hazards and risks could result in personal injuries, loss of life, environmental damage and other damage to our properties and the properties of others. These operations involve numerous financial, business, regulatory, environmental, operating and legal risks. Damages occurring as a result of these risks may give rise to product liability claims against us. We have product liability insurance generally providing up to $6 million coverage per occurrence and $7 million annual aggregate coverage. Although we believe that our insurance is adequate and customary for companies of our size that are engaged in operations similar to ours, losses due to risks and uncertainties could occur for uninsurable or uninsured risks or could exceed our insurance coverage. Therefore, the occurrence of a significant adverse effect that is not fully covered by insurance could have a material and adverse effect on our business. In addition, we cannot assure you that we will be able to maintain adequate insurance in the future at reasonable rates.

      SOME OF POWERSECURE'S LONG-TERM TURN-KEY CONTRACTS SUBJECT US TO RISKS.

      Some of PowerSecure's contracts for turn-key distributed generation projects have a term of many years, during which time some risks to its business may arise due to its obligations under those contracts, even though PowerSecure believes it has mitigated those risks. For example, PowerSecure is responsible for full maintenance on the generators and switchgear during the term of the contract, but it has set aside reserves expected to be sufficient to cover its maintenance obligations and has purchased maintenance packages designed to cover maintenance on the generators. In addition, changes in circumstances that were not contemplated at the time of the contract could exposure PowerSecure to unanticipated risks or to protracted or costly dispute resolution.

      WE DEPEND ON SOLE SOURCE OR LIMITED SOURCE SUPPLIERS FOR SOME OF THE KEY COMPONENTS AND MATERIALS IN OUR PRODUCTS, WHICH MAKES US SUSCEPTIBLE TO SUPPLY SHORTAGES OR PRICE INCREASES THAT COULD ADVERSELY AFFECT OUR BUSINESS.

      We depend on sole or limited source suppliers for key components and materials for some of our products such as generators, and if we are unable to obtain these components on a timely basis, we will not be able to deliver our products to customers. Also, we cannot guarantee that any of the parts or components that we purchase, if available at all, will be of adequate quality or that the prices we pay for these parts or components will not increase. For example, PowerSecure is dependent upon on obtaining a timely and cost-effective supply of generators for its distributed generation system, and from time to time these generators are in short supply, affecting the timing and cost of the generators. We may experience delays in production if the supply of any critical components is interrupted or reduced and we have failed to identify an alternative vendor or if there is a significant increase in the cost of such components, which could materially and adversely affect our business and operations.

      OUR POWERSECURE BUSINESS IS SUBJECT TO MANY BUSINESS RISKS, AND IF ANY OF THEM MATERIALIZE, THEY COULD MATERIALLY AND ADVERSELY AFFECT POWERSECURE'S BUSINESS AS WELL AS OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      PowerSecure's business is dependent, in part, upon its ability to utilize distributed generation to create favorable pricing for customers based on existing tariff structures. If utility tariffs change in some regions, then PowerSecure's business would become less viable in those regions. Moreover, even if such tariffs do not change, if PowerSecure is unable to obtain the expected benefits from those tariffs, its shared savings projects, that are dependent upon such benefits, would be materially and adversely affected. Also, PowerSecure presently utilizes diesel powered generators in its systems. If regulatory requirements in certain regions are modified to make diesel no long viable in those regions, PowerSecure's business could be adversely affected. While PowerSecure, in such case, would utilize its efforts to find alternative power sources, there is no assurance those alternative sources would be economically acceptable.

      WE COULD BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATION THAT AFFECTS OUR ABILITY TO OFFER OUR PRODUCTS AND SERVICES OR THAT AFFECTS DEMAND FOR OUR PRODUCTS AND SERVICES.

      Our business operations are subject to varying degrees of federal, state, local and foreign laws and

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regulations. Regulatory agencies may impose special requirements for implementation and operation of our products, services or technologies that may significantly impact or even eliminate some of our target markets. We may incur material costs or liabilities in complying with government regulations. In addition, potentially significant laws, regulations and requirements may be adopted or imposed in the future. Furthermore, some of our customers must comply with numerous laws and regulations. The modification or adoption of future laws and regulations could adversely affect our business and our ability to continually modify or alter our methods of operations at reasonable costs. We cannot provide any assurances that we will be able, for financial or other reasons, to comply with all applicable laws and regulations. If we fail to comply with these laws and regulations, we could become subject to substantial penalties which could materially and adversely affect our business.

      OUR BUSINESS COULD SUFFER IF WE CANNOT MAINTAIN AND EXPAND OUR CURRENT STRATEGIC ALLIANCES AND DEVELOP NEW ALLIANCES.

      One element of our business strategy is the development of corporate relationships such as strategic alliances with other companies to provide products and services to existing and new markets and to develop new products and services and enhancements to existing products and services. We believe that our success in the future in penetrating new markets will depend in large part on our ability to maintain these relationships and to cultivate additional or alternative relationships. However, we cannot assure you that we will be able to develop new corporate relationships, or that these relationships will be successful in achieving their purposes. Our failure to continue our existing corporate relationships and develop new relationships could materially and adversely affect our business.

      TERRORIST ACTIVITIES AND RESULTING MILITARY AND OTHER ACTIONS COULD ADVERSELY AFFECT OUR BUSINESS.

      The terrorist attacks on September 11, 2001 disrupted commerce throughout the world. In response to such attacks, the U.S. is actively using military force to pursue those behind these attacks and initiating broader actions against global terrorism. The continued threat of terrorism throughout the world, the escalation of military action, and heightened security measures in response to such threats may cause significant disruption to commerce throughout the world. To the extent that such disruptions result in reductions in capital expenditures or spending on technology, longer sales cycles, deferral or delay of customer orders, or an inability to effectively market our products or services, our business and results of operations could be materially and adversely affected.

      CHANGES IN LAWS, REGULATIONS AND FINANCIAL ACCOUNTING STANDARDS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS AND OUR REPORTED RESULTS OF OPERATIONS.

      Recently enacted changes in the laws and regulations affecting public companies, especially those pertaining to corporate governance and public disclosure such as the Sarbanes-Oxley Act of 2002 and related SEC regulations, have caused us to incur increased costs of compliance and have resulted in changes in accounting standards or accepted practices within our industry. New laws, regulations and accounting standards, as well as the questioning of, or changes to, currently accepted accounting practices may increase our costs and thus adversely affect our reported financial results, which could have an adverse effect on our stock price.

      For example, in December 2004, the Financial Accounting Standards Board issued Financial Accounting Standard No. 123(R), which is currently scheduled to become effective for our fiscal year ending December 31, 2006. Upon implementation as so proposed, FAS 123(R) would result in our recognition of compensation expense relating to our employee stock options. Currently, as permitted under FAS 123, we generally do not recognize any compensation related to stock option grants we issue under our stock option plans. Under FAS 123(R), we would be required to adopt a fair value-based method for measuring the compensation expense related to employee stock awards that will lead to additional compensation expense.

      These and other new rules or laws could adversely affect our reported financial results and have an adverse effect on our stock price. New rules could also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, forcing us to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as our executive officers.

      THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO IMPLEMENT, IN A TIMELY MANNER, THE INTERNAL CONTROLS PROCEDURES NECESSARY TO ALLOW OUR MANAGEMENT TO REPORT ON THE EFFECTIVENESS OF OUR INTERNAL CONTROLS.

      Under Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to furnish an internal controls report of management's assessment of the effectiveness of our internal controls as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Our independent registered public accounting firm will then be required to attest to, and report on, our assessment. In order to issue our report, our management must document both the design of our internal controls and the testing processes that support management's evaluation and conclusion. Our management has begun the necessary processes and procedures for issuing its report on our internal controls. However, there can be no assurance that we will be able to complete the work necessary for our management to issue its management report in a timely manner, or that management will be able to report that our internal control over financial reporting is effective.

                         RISKS RELATED TO THIS OFFERING

      AS A RESULT OF THEIR BENEFICIAL OWNERSHIP OF A LARGE PERCENTAGE OF OUR COMMON STOCK, OUR DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT STOCKHOLDERS COULD EXERT SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING STOCKHOLDER APPROVAL.

      As of April 1, 2005, our executive officers, directors and 5% or greater stockholders beneficially owned, in the aggregate, approximately 43.5% of our outstanding common stock, assuming they exercise or convert all stock options and warrants that are exercisable or convertible within 60 days of that date. As a result, these stockholders could, as a practical matter, exercise a significant level of control over matters requiring approval by our stockholders, including the election of directors and the approval of mergers, sales of substantially all of our assets and other significant corporate transactions. The interests of these stockholders may differ from your interests, and the concentration of control may limit your ability to influence corporate matters. In addition, this concentration of stock ownership may have the effect of discouraging, delaying or preventing a change in control of us, adversely affecting the market price of our common stock.

      VIRTUALLY ALL OF OUR SHARES ARE ELIGIBLE FOR FUTURE SALE BY OUR CURRENT STOCKHOLDERS, AND SIGNIFICANT SALES OF THESE SHARES COULD RESULT IN A DECLINE IN OUR STOCK PRICE.

      If our stockholders sell a significant number of shares of our common stock in the public market, including shares issuable upon the exercise of outstanding options, warrants and other rights, or if there is a perception that these sales could occur, then the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

      As of April 1, 2005, 12,258,782 shares of common stock were outstanding. On that date, options to purchase 2,013,311 shares of common stock were outstanding, and shares that may be acquired upon exercise of these stock options are eligible for sale on the public market from time to time subject to vesting. Also, on that date, warrants to purchase 2,374,272 shares of common stock were outstanding. The resale of all shares underlying these options and warrants are covered by currently effective registration statements. The exercise or conversion of outstanding options, warrants and other rights to purchase our common stock will dilute the remaining ownership of other holders of our common stock. In addition, the sale in the public market of a significant number of these shares issuable upon the exercise of options, warrants and other rights, or the perception that such sales could occur, could cause the price of the common stock to decline.


      OUR CHARTER DOCUMENTS AND OUR STOCKHOLDER RIGHTS PLAN, AS WELL AS DELAWARE LAW, CONTAIN ANTI-TAKEOVER PROVISIONS THAT COULD DISCOURAGE OR PREVENT A THIRD-PARTY ACQUISITION OF OUR COMMON STOCK, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

      Some provisions in our second restated certificate of incorporation, our amended and restated by-laws, and our stockholder rights plan, as well as some provisions of Delaware law, could have the effect of discouraging, delaying or preventing a third party from attempting to acquire us, even if doing so would be beneficial to stockholders. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

      - a classified board of directors in which only approximately one-third of the total Board members are elected at each annual meeting;

      - the existence of large amounts of authorized but unissued shares of our common stock and our preferred stock;

      - authority for our board of directors to issue shares of our common stock and our preferred stock, and to determine the price, voting and other rights, preferences, privileges and restrictions of undesignated shares of preferred stock, without any vote by or approval of our stockholders;

      - super-majority voting requirements to effect material amendments to our second restated certificate and by-laws;

      -     limiting the persons who may call special meetings of stockholders;

      - prohibiting stockholders from acting by written consent without a meeting;

      - the dilutive effects of our stockholders rights plan to a potential acquirer;

      - a fair price provision that sets minimum price requirements for potential acquirers under certain conditions;

      - anti-greenmail provisions which limit our ability to repurchase shares of common stock from significant stockholders;

      - restrictions under Delaware law on mergers and other business combinations between us and any 15% stockholders; and

      - advance notice requirements for director nominations and for stockholder proposals.

      In addition, we have entered into employment agreements with certain executive officers and other employees which, among other things, include severance and changes in control provisions.

      OUR STOCKHOLDER RIGHTS AGREEMENT MAKES EFFECTING A CHANGE OF CONTROL MORE DIFFICULT, WHICH MAY DISCOURAGE OFFERS FOR SHARES OF OUR COMMON STOCK.

      Our board of directors has adopted an amended and restated rights agreement. Our rights agreement may have the effect of delaying, deterring, or preventing changes in our management or control of us, which may discourage potential acquirers who otherwise might wish to acquire us without the consent of the board of directors. Under the rights plan, if a person or group acquires 15% or more of our common stock, all holders of rights (other than the acquiring stockholder) may, upon payment of the purchase price then in effect, purchase common stock having a value of twice the purchase price. In the event that we are involved in a merger or other similar transaction where we are not the surviving corporation, all holders of rights (other than the acquiring stockholder) shall be entitled, upon payment of the then in effect purchase price, to purchase common stock of the surviving corporation having a value of twice the purchase price. The rights will expire on November 30, 2011, unless we extend the terms of the rights agreement or we earlier redeem or exchange the rights. See "Description of Capital Stock - Rights Agreement."

      WE HAVE NOT IN THE PAST AND WE DO NOT CURRENTLY INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK, AND EVEN IF WE CHANGE OUR INTENTIONS OUR ABILITY TO PAY DIVIDENDS IS LIMITED.

      We have never declared or paid any cash dividends on our common stock. Therefore, a stockholder will not experience a return on its investment in our common stock without selling its shares, because we currently intend on retaining any future earnings to fund our growth and do not expect to pay dividends in the foreseeable future on the common stock.

      Under Delaware law, we are not permitted to make a distribution to our stockholders, including dividends on our capital stock, if, after giving effect to the payment, we would not be able to pay our debts as they become due in the usual course of business or if our total assets would be less than the sum of our total liabilities plus the amount which would be needed if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

      We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business and for the servicing and repayment of indebtedness. As a holding company with no independent operations, our ability to pay dividends is dependant upon the receipt of dividends or other payments from our subsidiaries. The terms of our credit facility limit our ability to pay dividends by prohibiting the payment of dividends by our subsidiaries without the consent of the lender. Future dividends, if any, will be determined by our Board of Directors, based upon our earnings, financial condition, capital resources, capital requirements, charter restrictions, contractual restrictions and such other factors as our board of directors deems relevant.

      OUR STOCK PRICE IS SUBJECT TO EXTREME PRICE AND VOLUME FLUCTUATIONS, WHICH COULD ADVERSELY AFFECT AN INVESTMENT IN OUR STOCK.

      The market price and volume of our common stock has in the past been, and in the future is likely to continue to be, highly volatile. The stock market in general has been experiencing extreme price and volume fluctuations for years. The market prices of securities of technology companies have been especially volatile. A number of factors could cause wide fluctuations in the market price and trading volume of our common stock in the future, including:

      -     actual or anticipated variations in our results of operations;

      -     announcements of technological innovations;

      - changes in, or the failure by us to meet, securities analysts' estimates and expectations;

      -     the receipt or loss of significant customer orders;

      -     introduction of new products and services by us or our competitors;

      - conditions or trends in the energy and technology industries in general, and in the particular markets we service;

      - announcements by us or our competitors of significant technical innovations, products, services, contracts, acquisitions, strategic relationships, joint ventures or capital commitments;

      - the lower coverage by securities analysts and the media of issuers with securities trading on the OTC Bulletin Board;

      - announcements by us or our competitors of the success or status of our business;

      - changes in the market valuation of other energy or technology companies;

      -     additions or departures of key personnel;

      -     general economic, business and market conditions; and

      - sales of our common stock by our directors, executive officers and significant stockholders.

      Many of these factors are beyond our control. The occurrence of any one or more of these factors could cause the market price of our common stock to fall, regardless of our operating performance.

      In addition, broad fluctuations in price and volume have been unrelated or disproportionate to operating performance, both of the market in general and of us in particular. Any significant fluctuations in the future might result in a material decline in the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Securities litigation is often expensive and could divert management's attention and resources, which could have a material adverse effect on our business, even if we ultimately prevail in the litigation.

      WE MAY ISSUE SHARES OF PREFERRED STOCK THAT COULD DILUTE THE INTERESTS OF HOLDERS OF OUR COMMON STOCK.

      Our charter currently authorizes our board of directors to issue up to 2,000,000 shares of preferred stock on terms to be fixed by the Board of Directors. The terms of our common stock do not limit the issuance of shares of preferred stock. The issuance of shares of preferred stock could dilute the interests of holders of our common stock.

      THERE MAY NOT BE A LIQUID MARKET FOR OUR COMMON STOCK, WHICH COULD LIMIT THE ABILITY OF A PURCHASE OF

      OUR COMMON STOCK TO RESALE ANY SHARES THAT ARE ACQUIRED.

      Our common stock is currently traded on the OTC Bulletin Board. This market generally has less liquidity than the national exchanges or the Nasdaq Stock Market, and certain institutional investors are precluded from acquiring or holding securities that is only traded in this market. Accordingly, a person who purchases any shares under this prospectus may be limited in his ability to resell those shares. We cannot provide any assurance that persons who purchases shares under this prospectus will be able to sell those shares at prices or times that are desirable to that person.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of and made under the safe harbor provisions of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are all statements other than statements of historical facts, including statements that refer to plans, intentions, objectives, goals, strategies, hopes, beliefs, projections, expectations or other characterizations of future events or performance, and assumptions underlying the foregoing. The words "may", "could", "should", "would", "will", "project", "intend", "continue", "believe", "anticipate", "estimate", "forecast", "expect", "plan", "potential", "opportunity" and "scheduled", variations of such words, and other similar expressions are often, but not always, used to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements about the following:

      - our prospects, including our future revenues, expenses, net income, margins, profitability, cash flow, liquidity, financial condition and results of operations;

      - our products and services and the markets therefor, including market position, market share, market demand and benefits to customers;

      - our ability to successfully develop, operate and grow our businesses;

      -     our business plans, strategies, goals and objectives;

      - the sufficiency of our capital resources, including our cash and cash equivalents, funds generated from operations, available borrowings under our credit arrangements and other capital resources, to meet our future working capital, capital expenditure, debt service and business growth needs;

      -     industry trends and customer preferences;

      - the nature and intensity of our competition, and our ability to successfully compete in our markets;

      - business acquisitions, combinations, sales, alliances, ventures and other similar business transactions and relationships;

      - the effects on our business, financial condition and results of operations of the resolution of litigation and claims that arise from time to time; and

      -     future economic, business, market and regulatory conditions.

      Any forward-looking statements we make are based on our current plans, intentions, objectives, goals, strategies, hopes, beliefs, projections and expectations, as well as assumptions made by and information currently available to management. You are cautioned not to place undue reliance on any forward-looking statements, any or all of which could turn out to be wrong. Forward-looking statements are not guarantees of future performance or events, but are subject to and qualified by substantial risks, uncertainties and other factors, which are difficult to predict and are often beyond our control. Forward-looking statements will be affected by assumptions we might make that do not materialize or prove to be incorrect and by known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed, anticipated or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, those described in "Risk Factors," or as well as other risks, uncertainties and factors discussed elsewhere in this prospectus, in documents that we include as exhibits to or incorporate by reference in this prospectus, and in other reports and documents we from time to time file with or furnish to the Securities and Exchange Commission.

      Any forward-looking statements contained in this prospectus speak only as of the date of this prospectus. We do not intend, and we undertake no duty or obligation, to update or revise any forward-looking statement for any reason, whether as a result of changes in our expectations or the underlying assumptions, the receipt of new information, the occurrence of future or unanticipated events, circumstances or conditions or otherwise.

                                 USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares offered under this prospectus by the selling securityholders. All proceeds from the sale of the shares offered under this prospectus will be for the account of the selling securityholders listed below in "Selling Securityholders."

      However, because 2,374,272 shares of common stock offered by this prospectus are issuable upon the exercise of warrants held by the selling securityholders, we will receive the proceeds, if any, from any exercise of the warrants by the selling securityholders in cash. If all the warrants are exercised in cash, then we will receive aggregate gross proceeds of approximately $7.6 million, assuming the exercise prices of the warrants are not adjusted. See "Description of Capital Stock - Warrants." We anticipate that the proceeds from any cash exercises of warrants will be used for general corporate purposes, which may include working capital, capital expenditures, and the repayment of indebtedness, or for acquisitions of businesses, technology or assets and repurchases of securities. We cannot assure you that any of the warrants will be exercised in cash or, if any warrants are exercised, when these exercises will occur.

                             SELLING SECURITYHOLDERS

      References in this prospectus to the selling securityholders include the persons listed in the table below and any donees, pledgees, transferees or other successors-in-interest selling shares received from a selling securityholder as a gift, pledge, partnership distribution or other transfer after the date of this prospectus.

      All of the shares of common stock offered by the selling securityholders under this prospectus were issued to, or are issuable upon the exercise of warrants issued to, the selling securityholders in private placement transactions exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

      We have registered the resale by the selling securityholders of the shares offered under this prospectus under their registration rights. In connection with our May 2004 private placement, we agreed in a registration rights agreement to register the resale of all shares of common stock issued or issuable in connection with the private placement by filing a registration statement with the SEC and keeping the registration statement effective until the earliest of the following:

      -     five years after the registration statement becomes effective;

      -     such time as all such shares have been publicly resold;

      - such time as all such shares may be sold under Rule 144(k) under the Securities Act.

This prospectus covers the resale of 2,206,131 shares of common stock, and 1,045,164 shares of common stock issuable upon the exercise of Series A warrants and Series B warrants, issued to certain of the selling securityholders in our May 2004 private placement.

      We also agreed to register the resale or other distribution of 1,329,173 shares of common stock, and 1,329,173 shares of common stock issuable upon the exercise of Series C warrants, issued to certain selling securityholders who converted shares of Series B preferred stock into shares of common stock in 2004.

      In addition, we agreed to register the resale or other distribution of shares of common stock, and of shares of common stock issuable upon the exercise of warrants, issued to certain securityholders in our December 1999 and February 2000 private placements under a registration rights agreement. Under that registration rights agreement, we agreed to maintain the effectiveness of a registration statement until three months after the selling securityholders ceased to be affiliates. This prospectus covers 600,000 shares of common stock issued in or in connection with those private placements, as well as the resale or other distribution of 1,209,133 shares of common stock, and 1,209,133 shares of common stock issuable upon the exercise of Series C warrants, issued to certain selling securityholders who converted shares of Series B preferred stock into shares of common stock in 2004.

      The actual number of shares of common stock covered by this prospectus, and included in the registration statement of which this prospectus is a part, includes additional shares of common stock that may be issued as a result of stock splits, stock dividends or similar transactions relating to our securities.

      The following table sets forth, as of April 1, 2005, except as otherwise stated in the notes to the table, the following information based on information provided to us by or on behalf of the selling securityholders:

      -     the name of each selling securityholder;

      - the number of shares and the percent of common stock beneficially owned by each selling securityholder;

      - the number of shares that may be offered for sale from time to time by each selling securityholder under this prospectus; and

      - the number of shares and the percentage of common stock to be beneficially owned by each selling securityholder assuming the sale of all the shares offered under this prospectus.

      The shares offered under this prospectus may be offered, sold or otherwise disposed of from time to time by the selling securityholders. We are not aware of any current agreement, arrangement or understanding by the selling securityholders with respect to the sale of any shares offered under this prospectus. Each selling securityholder may decide to sell under this prospectus all, some or none of the shares listed in the table. Accordingly, we cannot estimate the number of shares that the selling securityholders will beneficially own after completion of this offering. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a part of their common stock since the date on which they provided the information regarding their beneficial ownership.

      Beneficial ownership is determined under the rules and regulations of the SEC and generally includes voting or investment control, but is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, each selling securityholder named in the table below has sole voting and investment power with respect to the shares shown in the table, except as provided by applicable community property laws. In computing the number of shares of common stock and the percent of outstanding common stock beneficially owned by a selling securityholder, beneficial ownership includes any shares issuable under options, warrants, conversion rights and other rights that are exercisable on or within 60 days of April 1, 2005. Such shares, however, are not included for purposes of computing the beneficial ownership of any other selling securityholder. The percentage of beneficial ownership is based upon 12,258,782 shares of common stock outstanding on April 1, 2005.

      Information about the selling securityholders may change over time. Any changed information will be contained in one or more prospectus supplements. None of the selling securityholders has held any position, office or other material relationship with us or any of our affiliates within the past three years, other than as a result of the ownership of our shares or other securities, except that Roth Capital Management, LLC acted as our placement agent in the May 2004 private placement.


                                                  SHARES BENEFICIALLY
                                                         OWNED                              SHARES BENEFICIALLY OWNED
                                                   PRIOR TO OFFERING                            AFTER OFFERING (2)
                                                  -------------------   NUMBER OF SHARES    -------------------------
       NAME OF SELLING SECURITYHOLDER              NUMBER     PERCENT      OFFERED (1)       NUMBER           PERCENT
--------------------------------------------      -------     -------   ----------------    -------           -------
Lagunitas Partners LP (3)(4)                      742,319       6.0          677,419         64,900               *

Gruber & McBaine International (4)(5)             190,493       1.5          174,193         16,300               *

Jon D. Gruber & Linda W. Gruber (4)(6)             67,214         *           58,064         11,150               *

J. Patterson McBaine (4)(7)                        71,814         *           58,064         13,750               *

Smithfield Fiduciary LLC (8)                      580,900       4.7          580,900              0               *

Stonestreet L.P. (9)                               38,710         *           38,710              0               *

Genesis Microcap Inc. (10)                         38,710         *           38,710              0               *

Alpha Capital Aktiengesellschaft (11)             154,838       1.3          154,838              0               *

Treeline Investment Partners, L.P. (12)            12,097         *           12,097              0               *

Ariel Fund, L.P. (13)                               4,032         *            4,032              0               *

Solstice Investment Partners (14)                  39,588         *           39,588              0               *

Solstice Capital Management, LLC (15)              10,065         *           10,065              0               *

MFN LLC (16)                                       96,774         *           96,774              0               *

Microcapital Fund Ltd (17)                        231,259       1.9          116,129        115,130               *

Microcapital Fund LP (18)                         383,748       3.1          193,548        190,200             1.5

Omicron Master Trust (19)                         128,386       1.0          128,386              0               *

WS Opportunity Fund (Q.P.) L.P.  (20)              16,781         *           16,781              0               *

WS Opportunity Fund L.P.  (21)                     13,717         *           13,717              0               *

WS Opportunity Fund International, Ltd. (22)       17,889         *           17,889              0               *

Flyline Holdings, Ltd. (23)                        73,200         *           73,200              0               *

Ritchie Maple Trading, Ltd. (24)                  106,800         *          106,800              0               *

Ridgecrest Partners Q.P. L.P. (25)                  9,460         *            9,460              0               *

Ridgecrest Partners L.P. (26)                         460         *              460              0               *

Ridgecrest Partners LTD (27)                        2,460         *            2,460              0               *

Catalyst Partners LP (28)                           2,960         *            2,960              0               *

Catalyst International (29)                         2,860         *            2,860              0               *

Quantum Partners LDC (30)                           7,600         *            7,600              0               *

David D. May (31)                                  19,356         *           19,356              0               *


                                                  SHARES BENEFICIALLY
                                                         OWNED                              SHARES BENEFICIALLY OWNED
                                                   PRIOR TO OFFERING                            AFTER OFFERING (2)
                                                  -------------------   NUMBER OF SHARES    -------------------------
       NAME OF SELLING SECURITYHOLDER              NUMBER     PERCENT      OFFERED (1)       NUMBER           PERCENT
--------------------------------------------      -------     -------   ----------------    -------           -------
Bristol Investment Fund, Ltd. (32)                 25,806         *           25,806            0                *

Neal I. Goldman (33)                              120,000         *          120,000            0                *

Kynikos Opportunity Fund, L.P. (34)                 1,640         *            1,640            0                *

Kynikos Opportunity Fund II, L.P. (35)              8,360         *            8,360            0                *

Kynikos Opportunity Fund International
Limited (36)                                        5,000         *            5,000            0                *

Little Bear Investment, LLC (37)                    8,000         *            8,000            0                *

Zachary Prensky (38)                               12,000         *           12,000            0                *

Fountainhead Fund (39)                             10,000         *           10,000            0                *

TCMP (3) Partners (40)                              9,677         *            9,677            0                *

SRG Capital, LLC (41)                               9,677         *            9,677            0                *

Covenant Investments, L.P. (42)                    19,355         *           19,355            0                *

The Leisure Fund, L.P. (43)                        15,600         *           15,600            0                *

Roth Capital Partners LLC (44)                    351,055       2.8          351,055            0                *

GMAM Investment Funds Trust II-
Promark Alternative High Yield Bond Fund
(45) (46)                                         685,976       5.5          685,976            0                *

B III-A Capital Partners, L.P. (45) (47)          342,994       2.8          342,994            0                *

DDJ Canadian High Yield Fund (45) (48)          1,028,968       8.2        1,028,968            0                *

Special Situations Fund III, L.P.  (49) (50)      396,616       3.2          396,616            0                *

Special Situations Private
Equity Fund, L.P. (49) (51)                       241,044       1.9          241,044            0                *

Special Situations Technology
Fund, L.P. (49) (52)                               30,730         *           30,730            0                *

Special Situations Technology
Fund II, L.P. (49) (53)                           160,374       1.3          160,374            0                *

Special Situations Cayman
Fund, L.P. (49) (54)                              131,564       1.1          131,564            0                *


-----------------
* Less than 1%

(1) Represents the number of shares of common stock that may be offered from time to time under this prospectus by the selling securityholders, including shares of outstanding common stock held by the selling securityholders and shares of common stock issuable upon the exercise of outstanding warrants held by the securityholders.

(2) Assumes the sale of all of the shares of common stock offered under this prospectus. However, the selling securityholders may sell all, some or none of the shares offered under this prospectus.

(3) Includes 112,903 shares that may be acquired upon the exercise of currently exercisable Series A warrants.

(4) Information based, in part, upon Schedule 13G filed with the SEC on February 14, 2005 by Gruber & McBaine Capital Management, LLC ("GMCM"), Jon D. Gruber, J. Patterson McBaine, Eric B. Swergold, J. Lynn Rose and Lagunitas Partners LP ("Lagunitas"), indicating beneficial ownership as of December 31, 2004. Messrs. Gruber and McBaine are the managers, controlling persons and portfolio managers of GMCM and have voting control and investment discretion over the securities held by Lagunitas and by Gruber & McBaine International. Lagunitas is an investment limited partnership of which GMCM is the general partner. GMCM, Messrs. Gruber, McBaine and Swergold and Ms. Rose constitute a group within the meaning of Rule 13d-5(b). Lagunitas is not a member of any group and disclaims beneficial ownership of the securities with respect to its ownership is reposited.

(5) Includes 29,032 shares that may be acquired upon the exercise of currently exercisable Series A warrants.

(6) Includes 9,677 shares that may be acquired upon the exercise of currently exercisable Series A warrants.

(7) Includes 9,677 shares that may be acquired upon the exercise of currently exercisable Series A warrants.

(8) Includes 100,000 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Highbridge Capital Management, LLC is the trading manager of Southfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glen Dubin and Henry Swieca control Highbridge Management LLC. Each of Highbridge Capital LLC, Glen Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(9) Includes 38,710 shares that may be acquired upon the exercise of currently exercisable warrants. Michael Finkelstein in the capacity as an officer of Shonestreet L.P. has voting control and investment discretion over these shares.

(10) Includes 6,452 shares that may be acquired upon the exercise of currently exercisable warrants.

(11) Includes 25,806 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Konrad Ackerman has voting control and investment discretion over these shares.

(12) Includes 12,097 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Treeline Investment Partners, L.P. is managed by Treeline Management LLC. Joseph Gil and Sean Deson of Treeline Management LLC each have voting power and investment discretion of all shares held by Treeline Investment Partners, L.P.

(13) Includes 4,032 shares that may be acquired upon the exercise of currently exercisable Series A warrants.

(14) Includes 8,065 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Gary Winston has voting control and investment discretion over these shares.

(15) Includes 8,065 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Gary Winston has voting control and investment discretion over these shares.

(16) Includes 16,129 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Louis Ottimo, Anthony Ottimo and Thomas Giugliano have voting control and investment discretion over these shares as co-managers of MFN LLC.

(17) Includes 19,355 shares that may be acquired upon the exercise of currently exercisable Series A warrants.

      MicroCapital LLC is the general partner and investment advisor to MicroCapital Fund LP and MicroCapital Fund Ltd. Ian P. Ellis is the principal owner of MicroCapital LLC and has sole responsibility for the selection, acquisition and disposition of the portfolio securities by MicroCapital LLC on behalf of its funds.

(18) Includes 32,258 shares that may be acquired upon the exercise of currently exercisable Series A warrants. MicroCapital LLC is the general partner and investment advisor to MicroCapital Fund LP and MicroCapital Fund Ltd. Ian
      P. Ellis is the principal owner of MicroCapital LLC and has sole responsibility for the selection, acquisition and disposition of the portfolio securities by MicroCapital LLC on behalf of its funds.

(19) Includes 48,387 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"). Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act, or Regulation 13D-G promulgated thereto) controls Omicron and Winchester.

(20) Includes 16,781 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Patrick R. Walker, Reid S. Walker and G. Stacy Smith have voting power and investment control over these shares.

(21) Includes 13,717 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Patrick R. Wilkes, Reid S. Walker and G. Stacy Smith have voting power and investment control over these shares.

(22) Includes 17,889 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Patrick R. Wilkes, Reid S. Walker and G. Stacy Smith have voting power and investment control over these shares.

(23) Includes 12,200 shares that may be acquired upon the exercise of currently exercisable Series A warrants. W. Forrest Tempel has voting power and investment control over these shares.

(24) Includes 17,800 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Ritchie Capital Management, LLC has voting power and investment control over these shares.

(25) Includes 9,460 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Sanford Prater and David May have voting power and investment control over these shares.

(26) Includes 460 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Sanford Prater and David May have voting power and investment control over these shares.

(27) Includes 2,460 shares that may be acquired upon the exercise of currently exercisable Series A warrants.

      Sanford Prater and David May have voting power and investment control over these shares.

(28) Includes 2,960 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Sanford Prater and David May have voting power and investment control over these shares.

(29) Includes 2,860 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Sanford Prater and David May have voting power and investment control over these shares.

(30) Includes 7,600 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Sanford Prater and David May have voting power and investment control over these shares.

(31) Includes 3,226 shares that may be acquired upon the exercise of currently exercisable Series A warrants.

(32) Includes 25,806 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Paul Keisler has voting power and investment control over these shares.

(33) Includes 20,000 shares that may be acquired upon the exercise of currently exercisable Series A warrants.

(34) Includes 1,640 shares that may be acquired upon the exercise of currently exercisable Series A warrants. James S. Chanos and Jeffrey R. Perry, as directors of Kynikos Opportunity Fund L.P., have voting power and investment control over these shares.

(35) Includes 8,360 shares that may be acquired upon the exercise of currently exercisable Series A warrants. James S. Chanos and Jeffrey R. Perry, as directors of Kynikos Opportunity Fund II, L.P., have voting power and investment control over the shares.

(36) Includes 5,000 shares that may be acquired upon the exercise of currently exercisable Series A warrants. James S. Chanos and Jeffrey R. Perry, as directors of Kynikos Opportunity Fund International/Limited, have voting power and investment control over these shares.

(37) Includes 8,000 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Jeffrey Mann and Zachary Prensky have voting power and investment control over these shares.

(38) Includes 2,000 shares that may be acquired upon the exercise of currently exercisable Series A warrants.

(39) Includes 10,000 shares that may be acquired upon the exercise of currently exercisable Series A warrants.

(40) Includes 9,677 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Steven Slawson and Walter Schenker have voting power and investment control over these shares.

(41) Includes 9,677 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Edwin Mecabe and Tai May Lee, jointly, have voting power and investment control over these shares.

(42) Includes 3,226 shares that may be acquired upon the exercise of currently exercisable Series A warrants. Robert H. Alpert has voting power and investment control over these shares.

(43) Includes 2,600 shares that may be acquired upon the exercise of currently exercisable Series A warrants. V. Kent Green, as general partner of The Leisure Fund, L.P., has voting power and investment control over these shares.

(44) Reflects 351,055 shares that may be acquired upon the exercise of currently exercisable Series B warrants. Roth Capital Partners LLC is a broker-dealer and received the Series B warrants as compensation for services rendered as placement agent in the May 2004 private placement in the ordinary course of business. At the time the Series B warrants were issued, Roth Capital Partners LLC had no agreements or understanding, directly or indirectly, with any person to distribute the securities.

(45) Information based, in part, on Amendment No. 6 to Schedule 13D filed with the SEC on December 16,

      2004, by DDJ Capital Management, LLC ("DDJ"), B III-A Capital Partners, L.P. ("B III-A Capital Partners") and GP III-A, LLC ("GP III-A"), indicating beneficial ownership as of December 9, 2004. Information also based, in part, on Amendment No. 3 to Schedule 13G filed with the SEC on February 16, 2005 by General Motors Trust Company, as trustee for GMAM Investment Funds Trust II ("GMAM") and General Motors Investment Management Corporation ("GMIMCO"), indicating beneficial ownership as of December 31, 2004. GP III-A is the general partner of, and DDJ is the investment manager for, B III-A Capital Partners. DDJ is the investment advisor to the DDJ Canadian High Yield Fund. DDJ is an investment manager for GMAM.

(46) These shares are held in the nominee name of Southlake & Co. Includes 242,988 shares issuable upon the exercise of currently outstanding Series C warrants.

(47) Includes 121,497 shares issuable upon the exercise of currently outstanding Series C warrants.

(48) These shares are held in the nominee name of Hare & Co. Includes 364,484 shares of common stock issuable upon currently exercisable Series C warrants.

(49) MGP Advisors Limited Partnership ("MGP") is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. ("AWM") is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. SST Advisers, L.L.C. ("SSTA") is the general partner of and investment adviser to the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. MG Advisers, L.L.C. ("MG") is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM, SSTA and MG. Through their control of MGP, AWM, SSTA and MG, Messers. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds referenced in this note.

(50) Includes 198,308 shares issuable upon the exercise of currently outstanding Series C warrants.

(51) Includes 120,522 shares issuable upon the exercise of currently outstanding Series C warrants.

(52) Includes 15,365 shares issuable upon the exercise of currently outstanding Series C warrants.

(53) Includes 80,187 shares issuable upon the exercise of currently outstanding Series C warrants.

(54) Includes 65,782 shares issuable upon the exercise of currently outstanding Series C warrants.

                              PLAN OF DISTRIBUTION

      The selling securityholders and any of their pledgees, donees, transferees, assignees and other successors-in-interest may, from time to time, sell any or all of the shares of common stock offered under this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling securityholders may use any one or more of the following methods when selling shares:

      - ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

      - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      - an exchange distribution in accordance with the rules of the applicable exchange;

      -     privately negotiated transactions;

      - to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

      - through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

      - broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

      -     a combination of any such methods of sale; and

      -     any other method permitted by applicable law.

      The selling securityholders may also sell any of the shares offered under this prospectus that qualify for sale under Rule 144 under the Securities Act, rather than under this prospectus.

      Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling securityholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The selling securityholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under a supplement or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus.

      In connection with the sale of our shares, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling securityholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      Upon being notified in writing by a selling securityholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

      - the name of each such selling securityholders and of the participating broker-dealer(s);

      -     the number of shares involved;

      -     the price at which such the shares were sold;

      - the commissions paid or discounts or concessions allowed to such broker-dealer where applicable;

      - that such broker-dealer did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

      -     other facts material to the transaction.

      In addition, upon being notified in writing by a selling securityholders that a donee, pledges, transfers and other successor interests intends to sell more than 500 shares of common stock, we will file a supplement to this prospectus, if then required in accordance with applicable securities law. Any prospectus supplement may also add, update or change any information contained in this prospectus, including information with the respect to the distribution of the shares.

      The selling securityholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

      The selling securityholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling securityholders and/or the purchasers. Each selling securityholders has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling securityholders business and, at the time of its purchase of such securities such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

      We have advised each selling securityholder that it may not use shares registered on the registration statement of which this prospectus is a part to cover short sales of common stock made prior to the date on which the registration statement of which this prospectus is a part shall have been declared effective by the SEC. The selling securityholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, the anti-manipulation provisions of Regulation M, as applicable to such selling securityholders in connection with resales of their respective shares under this prospectus, which provisions may restrict activities of the selling securityholders and limit the timing of purchases and sales of shares by the selling securityholders.

      If the selling securityholders use this prospectus for any sale of shares, they will be subject to the prospectus delivery requirements of the Securities Act. We do not intend, and we assume no obligation, to deliver any copies of this prospectus.

      The shares will be sold only through registered or licensed brokers or dealers if required by applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      We have agreed to pay all expenses related to the registration of the sale of the shares offered under this prospectus by the selling securityholders. The selling securityholders will pay all commissions, discounts, concessions and other compensation and selling expenses attributable to the sale of the shares. We have agreed to indemnify the selling securityholders against liabilities related to the registration of the shares, including liabilities arising under the Securities Act, or to contribute to payments the selling securityholders may be required to make in respect of these liabilities. The selling securityholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against liabilities related to the offer and sale of the shares, including liabilities arising under the Securities Act, or to contribute to payments a broker-dealer or agent may be required to make in respect of these liabilities.

      Neither we nor, to our knowledge, any selling securityholder has engaged any underwriter, broker, dealer or agent in connection with the distribution of the shares offered under this prospectus. The selling securityholders will act independently of us and each other, except as discussed in the notes to the table in "Selling Securityholders", in making decisions regarding the timing, manner and size of each sale. The selling securityholders are not obligated to, and we cannot assure you that the selling securityholders will, sell all or any of the shares offered under this prospectus.

                          DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 25,000,000 shares of common stock, par value $.01 per share, and 3,500,000 shares of preferred stock, par value $.01 per share. Of our preferred stock, 1,000,000 shares are designated as Series B preferred stock, 500,000 shares are designated as Series C preferred stock, and the remaining 2,000,000 shares are undesignated. As of April 1, 2005, 12,258,782 shares of our common stock and no shares of our preferred stock were issued and outstanding

      The following summary of the material terms of our capital stock is not intended to be complete but is qualified in its entirety by reference to our second restated certificate of incorporation, our amended and restated by-laws and our amended and restated rights agreement, and to the provisions of Delaware law. Our second restated certificate, by-laws and rights agreement are exhibits to the registration statement of which the prospectus is a part.

COMMON STOCK

      The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, other than matters to be voted on solely by holders of any outstanding shares of preferred stock, voting separately. The holders of common stock are not entitled to cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the shares of the common stock entitled to vote in any election of directors may elect all of the directors standing for election, other than those directors who may be elected only by holders of a series of preferred stock, voting separately. Subject to any preferential dividend rights that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive any dividends that may be declared from time to time by our board of directors out of funds legally available therefor. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of all debts and other liabilities, subject to the liquidation preferences of any shares of preferred stock then outstanding. The holders of our common stock have no preemptive, conversion or other subscription rights to purchase any shares of our capital stock. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable. The rights of the holders of our common stock depend upon, and could be adversely affected by, the rights of the holders of any shares of preferred stock that we may issue in the future.

PREFERRED STOCK

      AUTHORIZATION. Under our second restated certificate, our board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to establish the designations, powers, preferences and relative, participating, optional or special rights, and any qualifications, limitations or restrictions, including voting rights, dividend rates, conversion rights, terms of redemption and liquidation preferences applicable to the shares of each series, any or all of which may be greater than the rights of the common stock. Under this authority, our board of directors could issue shares of preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. This ability of the board of directors to issue preferred stock could have the effect of delaying, deferring or preventing a change of control. Additionally, the issuance of preferred stock could adversely affect the market price of our common stock. Except for the issuance of the Series C preferred stock as required by our rights agreement, we have no present plans to issue any shares of preferred stock.

      SERIES B PREFERRED STOCK. During 2000 and 2001, in connection with a series of private placements of securities, we issued 6,000 shares of Series B preferred stock. On December 9, 2004, in accordance with its terms, all shares of Series B preferred stock the outstanding were redeemed for a purchase price equal to their liquidation preference plus accrued and unpaid dividends.

      SERIES C PREFERRED STOCK. The Series C preferred stock is to be issued only in connection with our rights agreement described below under "--Rights Agreement." Each share of Series C preferred stock has the following material terms:

      - cumulative quarterly dividends in preference to the holders of common stock equal to the greater of $4.00 per share or 100 times the dividend paid per share to holders of common stock;

      -     100 votes per share; and

      - a preference on liquidation equal to the greater of $16.00 per share or 100 times the amount payable per share to the holders of common stock.

OPTIONS

      As of April 1, 2005, options to purchase 2,013,311 shares of our common stock with exercise prices ranging from $0.46 to $17.38 per share were outstanding under our three stock options plans:

      -     our 1991 Stock Option Plan;

      -     our Directors' Stock Option Plan; and

      -     our 1998 Stock Incentive Plan.

WARRANTS

      As of April 1, 2005, warrants to purchase 2,374,272 shares of our common stock with exercise prices ranging from $3.0571 to $3.41 were outstanding.

      In the May 2004 private placement, we issued Series A warrants to investors and Series B warrants to the placement agent. As of April 1, 2005, Series A warrants to purchase 694,044 shares of common stock were outstanding and Series B warrants to purchase 351,055 shares of common stock were outstanding. Each Series A and Series B warrant is exercisable at an exercise price of $3.41 per share until May 2009. The Series A warrants issued to investors are exercisable on a cashless basis if no registration statement is effective at the time of exercise, which means that upon exercise the holder of the warrant will be entitled to recover a net number of shares of common stock without paying any cash, based on the market price of the common stock at the time of exercise. The Series B warrants issued to the placement agent may be exercised on a cashless basis at any time.

      In May and July 2004, we issued Series C warrants to certain holders of our Series B preferred stock that converted some of their shares of our Series B preferred stock into shares of our common stock. As of April 1, 2005, Series C warrants to purchase 1,329,173 shares of common stock were outstanding. The Series C warrants are exercisable at an exercise price of $3.0571 per share until June 9, 2005. The Series C warrants may be redeemed by us on 30 days prior written notice after May 3, 2005, at a price of $.01 per warrant, if the average trading price of our common stock for any 30 consecutive trading day period is greater than or equal to twice the exercise price.

      The exercise price of all outstanding warrants is subject to adjustment to prevent dilution. This prospectus covers the resale of all shares of common stock that may be acquired by the selling securityholders upon the exercise of these warrants.

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

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND OUR SECOND RESTATED CERTIFICATE AND BY-LAWS

      Certain provisions of Delaware law, our second restated certificate and our by-laws, which are summarized below, may be deemed to have anti-takeover effects and may delay, defer or prevent another person from attempting to acquire us or engage in a change in control transaction, including those attempts that might result in a premium over the market price for the shares held by stockholders. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquired outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

      BUSINESS COMBINATIONS WITH RELATED PERSON. Under our second restated certificate, "business combinations" with "related persons", which are persons who beneficially own 20% or more of our voting power, and their affiliates and associates, must be approved by the affirmative vote of the holders of not less than 80% of our outstanding voting stock, and the affirmative vote of the holders of not less than 67% of our outstanding voting stock held by stockholders other than related persons. This super-majority voting requirement does not apply to a business combination either in which the cash or the fair market value of the other consideration to be received per share by stockholders in the business combination is not less than the highest per share price paid by the related person in acquiring any of its holdings of our common stock, or which has been approved in advance by two-thirds of our continuing directors.

      SUPER-MAJORITY VOTING REQUIREMENTS. Under our second restated certificate, the affirmative vote of the holders of not less than 80% of our outstanding voting stock is required to approve fundamental corporate actions including mergers, consolidations, combinations, dissolutions, and sales of all or substantially all our assets, unless these actions are approved by two-thirds of our board of directors. Our second restated certificate also requires the affirmative vote of the holders of not less than 80% of our outstanding voting shares to amend or repeal any provision of our second restated certificate or our by-laws, if it is required or demanded that the stockholders vote on the amendment or repeal, unless the amendment or repeal is approved by two-thirds of our board of directors.

      CLASSIFIED BOARD OF DIRECTORS. Our board of directors is divided into three classes, with the directors of each class being elected for three-year terms at the annual meeting of stockholders. In addition, under Delaware law, members of our board of directors may be removed only for cause. These provisions, when coupled with the provision of our second restated certificate authorizing the board of directors to fill vacant directorships, may delay a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling vacancies created by the removal with its own nominees.

      LIMITS ON ABILITY OF STOCKHOLDERS TO ACT BY WRITTEN CONSENT OR TO CALL SPECIAL MEETINGS. Our second restated certificate eliminates the ability of stockholders to act by written consent. In addition, our by-laws provide that special meetings of our stockholders may be called only by our President or by our board of directors. These provisions combined make it difficult for a stockholder to take action on a timely basis without the consent of our board of directors.

      ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTORS NOMINATIONS. Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be received at our principal executive offices not less than 45 days nor more than 120 days before the anniversary date on which we first mailed our proxy materials for the immediately preceding annual meeting of stockholders. If the annual meeting is called for a date that is not within 30 days before or after the anniversary date of the preceding annual meeting, notice from the stockholder must be received:

      - not earlier than 180 days before to the annual meeting of stockholders; and

      - not later than the later of 75 days before the annual meeting of stockholders or the tenth day following the date on which we publicly announce the date of the annual meeting.

Our by-laws also specify the requirements of the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

      AUTHORIZED BUT UNISSUED SHARES OF OUR CAPITAL STOCK. All authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, except for approvals required by stock exchange rules and, in the case of the issuance of preferred stock, the terms of the Series B

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

preferred stock as described in "-- Series B Preferred Stock - Voting Rights" above. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

      UNDESIGNATED PREFERRED STOCK. The ability to authorize undersigned preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

DELAWARE ANTI-TAKEOVER LAW

      As a Delaware corporation, the provisions of Section 203 of the Delaware General Corporation Law apply to us. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that the person became an interested stockholder, unless:

      - before the transaction, the board of directors approved either the business combination or the transaction that resulted in the person becoming an interested stockholder;

      - after the transaction that resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

      - following the transaction in which the person became an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of the stockholders, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines a "business combination" to include:

      - any merger or consolidation involving the corporation and the interested stockholder;

      - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

      - any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, with some exceptions;

      - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

      - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by that entity or person.

      A Delaware corporation may "opt out" of Section 203 by including a provision in its original certificate of incorporation, or by adopting an amendment to its certificate of incorporation or by-laws resulting approved by holders of at least a majority of its outstanding voting stock, expressly electing not to be governed by Section 203. Neither our second restated certificate nor our by-laws contain any exclusion. Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period.

RIGHTS AGREEMENT

      We have entered into a stockholder rights agreement. As with most rights agreements, the terms of our rights agreement are complex and not easily summarized, particularly as they relate to the acquisition of our common stock and to exercisability of the rights. This summary may not contain all of the information that is important to you. The following summary should be read in conjunction with, and is qualified in its entirety by reference to, our rights agreement, a copy of which has been filed with the SEC.

      Under our rights agreement, each outstanding share of common stock has one right to purchase four one-hundredths of a share of Series C preferred stock attached to it. The purchase price per one one-hundredth of a share of Series C preferred stock under our rights agreement is $15.00. The rights trade automatically with the shares of our common stock and become exercisable only under the circumstances described below. Until a right is exercised, the holder thereof will have no rights as a stockholder of our company.

      The rights under our rights agreement are attached to the outstanding certificates representing our common stock, and no separate certificates representing the rights have been distributed. The rights will separate from our common stock and be represented by separate certificates on the distribution date, which will occur on the tenth day after public announcement that any person or group has become an acquiring person, which means the beneficial owner of at least 15% of our outstanding common stock, or ten business days, or a later date as determined by our board of directors, after the date a person or group commences a tender offer for 15% or more of our outstanding common stock. After the rights separate from our common stock, certificates representing the rights will be mailed to record holders of our common stock. Once distributed, the rights certificates alone will represent the rights.

      All shares of our common stock issued before the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The rights will expire on November 30, 2011, unless the term of the rights agreement is extended by us or the rights are earlier redeemed or exchanged by us.

      After a distribution date occurs, each right will entitle the holder to purchase one one-hundredths of a share of Series C preferred stock at a purchase price of $15.00 per one one-hundredth of a share, subject to adjustment. In addition, after the distribution date, each right will entitle the holder to purchase a number of shares of our common stock having a then current market value of $30.00 subject to adjustment. Further, after the distribution date, each right will entitle the holder to purchase a number of shares of common stock of the acquiring person having a then current market value of $30.00, if any of the following occurs:

      -     we merge with or consolidate into another entity;

      - an acquiring person which is an entity merges with or consolidates into us; or

      -     we sell more than 50% of our assets or earning power.

      Under our rights agreement, any rights that are or were owned by an acquiring person will be null and void. Our rights agreement contains exceptions to the definition of an acquiring person. No person or group who becomes a beneficial owner of 15% or more of the outstanding shares of our common stock, solely by virtue of acquiring securities issued or issuable in connection with the private placement we completed in February 2000 and in our May 2004 private placement and the May 2004 conversion of Series B preferred stock, or by exercising or converting any convertible securities included in these transactions, will be deemed to be an acquiring person. Holders of the rights will have no rights as our stockholders, including the right to vote or receive dividends, simply by virtue of holding the rights.

      Our rights agreement contains exchange provisions which provide that after an acquiring person becomes a beneficial ownership owner of 15% or more, but less than 50%, of our outstanding common stock, our board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for common stock at an exchange ratio of four shares of common stock per right.

      Our board of directors may, at its option, redeem all of the outstanding rights under our rights agreement before any person or group becoming an acquiring person. The redemption price under our rights agreement is $0.01 per right. The right to exercise the rights will terminate upon the action of our board of directors ordering the redemption of the rights and the only right of the holders of the rights will be to receive the redemption price.

      At any time prior to the distribution date, we may, without the approval of any holder of the rights, supplement or amend any provision of our rights agreement. After the distribution date, our rights agreement may be amended only:

      -     to cure ambiguities;

      -     to correct inconsistent provisions;

      -     to shorten or lengthen any time period under the rights agreement;
            or

      - in ways that do not adversely affect the holders of the rights, other than an acquiring person or adverse person.

      From and after the distribution date, our rights agreement may not be amended to lengthen:

      - a time period relating to when the rights may be redeemed at any time when the rights are not then redeemable; or

      - any other time period unless the lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of the rights, other than an acquiring person or adverse person.

      The prices and amounts above will be appropriately adjusted for stock splits and other changes to our capital stock.

      Because our rights agreement is designed to protect us against coercive takeover tactics, it contains provisions that may have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on the redemption or the termination of the rights. Accordingly, the existence of the rights may deter acquirers from making takeover proposals or tender offers for our common stock. However, our rights agreement is not intended to prevent a takeover, but rather is designed and intended to encourage potential acquirers to negotiate with our board of directors prior to attempting a takeover and to provide our board of directors with leverage in negotiating, on behalf of all stockholders, the terms of any proposed takeover. Our rights agreement should not interfere with any merger or business combination approved by our board of directors.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the common stock is ComputerShare Trust Co., Inc.

LISTING

      Our common stock is traded on the OTC Bulletin Board under the trading symbol "MTEK".

LIMITATION OF LIABILITY AND INDEMNIFICATION

      Section 145 of the Delaware General Corporation Law provides for broad indemnification of the directors, officers, employees and agents of a corporation. As permitted by Section 145 of the DGCL, our second restated certificate permits us to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by us or in our right, by reason of the fact the person is or was our officer of director, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided that the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. We are also permitted to indemnify the same persons against expenses, including attorneys' fees, actually and reasonably incurred by these persons in connection with the defense or settlement of any threatened, pending or completed action or suit by us or in our right under the same conditions, except that no indemnification will be made in respect to any claim, issue or matter as to which the person has been adjudged to be liable to us unless, and only to the extent that, the adjudicating court determines that the indemnification is proper under the circumstances. To the extent these persons are successful on the merits or otherwise in defense of any action, suit or proceeding, indemnification is mandatory. We may also pay the expenses incurred in any action, suit or proceeding in advance of its final disposition, upon receipt of an appropriate undertaking by the person. These rights are not exclusive of any other right which any person may have or hereafter acquire under any statute, or under any provision of our second restated certificate, our by-laws, or under any agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of these provisions of our second restated certificate will in any way diminish or adversely affect the rights of any person to indemnification thereunder in respect of any occurrences or matters arising before any repeal or modification.

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

      Our by-laws provide that we shall indemnify our directors, officers, employees and agents to the extent permitted by the DGCL. We have also entered into indemnification agreements with each of our directors requiring us to indemnify them against liabilities that they incur in their capacity as directors.

      Our second restated certificate specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents. We maintain an insurance policy indemnifying our directors and officers against liabilities, including liabilities arising under the Securities Act, which might be incurred by them in these capacities.

      As permitted by Section 102(b)(7) of the DGCL, our second restated certificate also eliminates the personal liability of our directors to us and our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

      - for any breach of a director's duty of loyalty to us or our stockholders;

      - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      - under Section 174 of the DGCL, relating to unlawful payments of dividends or unlawful stock purchases or redemptions; and

      - for any transaction in which a director derived an improper personal benefit.

These provisions do not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will also not alter a director's liability under federal securities laws.

      The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving nay of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                  LEGAL MATTERS

      Kegler, Brown, Hill & Ritter Co., L.P.A., Columbus, Ohio, will pass upon the validity of the common stock that may be offered under this prospectus.

                                     EXPERTS

      Our consolidated financial statements and the related financial statement schedules as of December 31, 2004 and for each of the three years in the period ended December 31, 2004, and the consolidated financial statements of MM 1995-2 as of December 31, 2004 and for each of the three years in the period ended December 31, 2004, are incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2004.

      Our consolidated financial statements as of December 31, 2004 and for the year then ended and the related financial statement schedule, and the consolidated financial statements of MM 1995-2 as of December 31, 2004 and for each of the three years in the period ended December 31, 2004, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Hein & Associates

LLP, independent registered public accounting firm, as stated in their report, which is incorporated by reference herein, and is incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements as of December 31, 2003 and for each of the two years in the period then ended and the related financial statement schedules incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report, which is incorporated by reference herein, and is incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

      We have filed with the SEC a registration statement on Form S-2 under the Securities Act, relating to the shares of common stock that may be offered by this prospectus. This prospectus is a part of the registration statement, but does not include all of the information contained in the registration statement and the exhibits to the registration statement. The registration statement, including the exhibits filed with it, can be obtained from the SEC or from us as indicated below.

      We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any information we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC maintains an Internet website that contains reports, proxy statements and other information filed electronically with the SEC, where our filings with the SEC are available, at http://www.sec.gov.

INCORPORATION BY REFERENCE

      The SEC allows us to "incorporate by reference" in this prospectus certain of the information we file with the SEC. This means that we can disclose important information to you by referring you to another document we filed with the SEC that contains the information. The information incorporated by reference is an important part of this prospectus.

      We incorporate by reference in this prospectus the documents listed below, which we have previously filed with the SEC:

      - our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, a copy of which is being delivered with this prospectus;

      - our Current Reports on Form 8-K filed with the SEC on January 5, 2005, February 9, 2005, February 16, 2005 (as amended February 22,
            2005), March 21, 2005, March 29, 2005 and April 26, 2005; and

      - the description of our common stock, including the description of our preferred share purchase rights, contained in our registration statement on Form 8-A filed with the SEC on January 10, 1993, which was amended in Form 8-A/A Amendment No. 5 filed with the SEC on November 30, 2001 and Form 8-A/A Amendment No. 6 filed with the SEC on May 21, 2004, including any amendments or reports filed with the SEC for the purpose of updating such descriptions.

      Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will no be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      The information relating to us contained in this prospectus should be read together with the information in the documents incorporated or deemed to be incorporated by reference.

      We will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of these filings, at no cost. You may request a copy of these filings by writing or telephoning us at the following address:

      Metretek Technologies, Inc.
      303 East Seventeenth Avenue, Suite 660
      Denver, Colorado  80203
      Attention: Corporate Secretary
      Telephone: (303) 785-8080

      This prospectus is accompanied by our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER WE NOR ANY SELLING SECURITYHOLDER HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER WE NOR THE SELLING SECURITYHOLDERS ARE MAKING AN OFFER TO SELL OR SEEKING AN OFFER TO BUY THESE SHARES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT OF THIS PROSPECTUS REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THE STOCK.

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